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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 23, 2006

Timberline Resources Corporation

(Exact Name of Registrant as Specified in its Charter)

IDAHO	000-51549	82-0291227
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue, Spokane, Washington	99203
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 747-5225**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 - Entry into a Material Definitive Agreement.

As of February 23, 2006, Timberline Resources Corporation (an Idaho corporation) (the "Registrant" or "TBLC"), certain of its principal shareholders (the "TBLC Shareholders") and the sole shareholders of Kettle Drilling, Inc. (the "Kettle Shareholders"), a privately held Idaho corporation ("Kettle Drilling") entered into a Stock Purchase and Sale Agreement (the "Agreement"). Pursuant to and subject to the Agreement, the Registrant agreed to purchase 100% of the issued and outstanding equity of Kettle Drilling from the Kettle Shareholders. The agreed upon consideration from TBLC is $2,800,000 (cash) (currently being raised in a private placement offering of the Registrant's securities, the completion of which cannot be assured) and the issuance to the Kettle Shareholders of 5,000,000 shares of convertible preferred stock (the "Convertible Preferred Stock") that are initially convertible into 5,000,000 shares of TBLC common stock (subject to possible adjustment thereafter). The Convertible Preferred Stock will have a liquidation preference of $.55 per share and a preferred annual dividend of $.032 per share (cumulative after December 31, 2006). It is further agreed, among other provisions, that:

- Kettle Drilling will become a wholly-owned subsidiary of the Registrant (subject to certain terms and provisions that allow the Kettle Shareholders to purchase back Kettle Drilling under certain conditions);
- the Kettle Shareholders will remain as officers and directors of Kettle Drilling for a three year term and act as informal advisors to the TBLC Board of Directors;
- the common stock underlying the Convertible Preferred Stock will have both "piggy-back" and "demand" registration rights attached to them; and
- the Convertible Preferred Stock will have agreed upon voting, dividend and liquidation rights and are redeemable under certain agreed upon conditions.

The closing of the transaction provided for under the Agreement is agreed to be on or about March 1, 2006, and subject to certain customary conditions and to approval by the Board of Directors of both Kettle and the Registrant. If the Registrant does not raise sufficient funds in its current private placement, there is no assurance that the acquisition transaction can be completed in its present form or at all.

The foregoing description of the Agreement and its exhibits, schedules and/or other attachments does not purport to be complete and is qualified in its entirety by the terms and provisions of the Agreement filed as Exhibit 10.17 to this Current Report on Form 8-K and incorporated by reference herein. The to the exhibit include: Employment Agreements (two) for each of the Kettle Shareholders, a Registration Rights Agreement, opinions of counsel on behalf of Registrant and the Kettle Shareholders, respectively, Series A Preferred Stock Resolution, Voting Trust Agreement, Schedules A and B (which contain exceptions to the respective parties' representations and warranties that are contained in the contract documents)and Selling Shareholder information (description of the Kettle Shareholders' equity ownership positions in Kettle Drilling).

Item 9.01 - Financial Statements and Exhibits.

(c) Exhibits.

10.17   Stock Purchase and Sale Agreement by and among Timberline Resources Corporation (an Idaho corporation), the Shareholders of Kettle Drilling, Inc. listed on the Signature Page hereof and the Shareholders of Timberline Resources Corporation listed on the Signature Page hereof dated as of February 23, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TIMBERLINE RESOURCES CORPORATION
(Registrant)

Date: March 1, 2006

/s/ John Swallow

_____
John Swallow
(Chief Executive Officer, Principal Operating Officer and Chairman of the board of Directors)

STOCK PURCHASE AND SALE AGREEMENT

by and among

TIMBERLINE RESOURCES CORPORATION
(an Idaho corporation),

THE SHAREHOLDERS OF KETTLE DRILLING, INC. LISTED ON THE
SIGNATURE PAGE HEREOF

and

THE SHAREHOLDERS OF TIMBERLINE RESOURCES CORPORATION LISTED ON THE
SIGNATURE PAGE HEREOF

Dated as of February 23, 2006

Table Of Contents

Page

1. STOCK PURCHASE AND SALE...1
1.1 Purchase and Sale of the Kettle Drilling Shares 1
1.2 Purchase Price of the Kettle Drilling Shares...1
1.3 The Closing 2
1.4 Closing Deliveries..2
1.5 Charter Documents, Boards of Directors and Officers of Kettle Drilling and
Timberline Resources following Closing, and Voting Trust Agreement 3

2. REPRESENTATIONS AND WARRANTIES OF KETTLE DRILLING AND THE
SELLING STOCKHOLDERS 3
2.1 Organization, Good Standing and Qualification..3
2.2 Authorization..4
2.3 Governmental Consents 4
2.4 Capitalization 4
2.5 Subsidiaries 4
2.6 Contracts and Other Commitments. 4
2.7 Permits 5
2.8 Compliance with Other Instruments 5
2.9 Title to Property and Assets; Leases 5
2.10 Material Liabilities...5
2.11 Litigation 5
2.12 Financial Statements and Changes 5
2.13 Intellectual Property...7
2.14 Employees; Employee Compensation 8
2.15 Employee Benefit Plans..8
2.16 Tax Returns, Payments and Elections..8
2.17 Insurance 8
2.18 Environmental and Safety Laws...8
2.19 Transactions with Affiliates..9
2.20 Corporate Records 9
2.21 No Broker's or Finder's Fees...9
2.22 Disclosure...9
2.23 Selling Stockholder Authorizations 9

3. REPRESENTATIONS AND WARRANTIES OF TIMBERLINE RESOURCES AND THE
TIMBERLINE INSIDE STOCKHOLDERS...9
3.1 Organization, Good Standing and Qualification..9
3.2 Authorization...10
3.3 Valid Issuance of Series A Stock and Common Stock....................................10

(ii)

3.4	Governmental Consents	10
3.5	Capitalization	10
3.6	Subsidiaries.	11
3.7	Contracts and Other Commitments.	11
3.8	Permits	11
3.9	Compliance with Other Instruments	11
3.10	Title to Property and Assets; Leases	12
3.11	Material Liabilities	12
3.12	Litigation	12
3.13	Financial Statements and Changes	12
3.14	Intellectual Property	14
3.15	Employees; Employee Compensation	14
3.16	Employee Benefit Plans	15
3.17	Tax Returns, Payments and Elections.	15
3.18	Insurance	15
3.19	Environmental Laws	15
3.20	Transactions with Affiliates	18
3.21	Corporate Records	18
3.22	No Broker's or Finder's Fees	18
3.23	Disclosure	18
3.24	Receipt of Information	18
3.25	Investment Experience and Financial Capability	18
3.26	Purchase Entirely for Own Account	19
3.27	Securities Act Exemption	19
3.28	Timberline Inside Stockholder Authorizations	19
4.	PRE-CLOSING COVENANTS	19
4.1	Investigations	19
4.2	Operation of Kettle Drilling and Timberline Resources	20
4.3	Press Releases and Other Communications	21
4.4	Exclusivity	22
5.	CONDITIONS OF TIMBERLINE RESOURCES' OBLIGATIONS AT CLOSING	22
5.1	Representations and Warranties	22
5.2	Performance	22
5.3	Qualifications	22
5.4	Proceedings and Documents	23
5.5	No Adverse Proceeding	23
5.6	Board Approvals	23
5.7	No Material Adverse Change	23
5.8	Good Standing Certificate	23
5.9	Opinion of Kettle Drilling's and Selling Stockholders' Counsel	23

5.9		Approval of Counsel	23
6.		CONDITIONS OF KETTLE DRILLING'S AND THE SELLING STOCKHOLDERS' OBLIGATIONS AT CLOSING	23
6.1		Representations and Warranties	24
6.2		Performance	24
6.3		Qualifications	24
6.4		Proceedings and Documents	24
6.5		Series A Stock Resolution	24
6.6		Payment of Purchase Price	24
6.7		Registration Rights Agreement	24
6.8		Employment Agreements	24
6.9		Voting Trust Agreement	24
6.10		Opinion of Timberline Resources' Counsel	24
6.11		No Adverse Proceeding	25
6.12		Board Approvals	25
6.13		No Material Adverse Change	25
6.14		Good Standing Certificate	25
6.15		Approval of Counsel	25
7.		TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION	25
7.1		Mutual Consent	25
7.2		Termination by Timberline Resources	25
7.3		Termination by Kettle Drilling or the Selling Stockholders	25
7.4		Expiration Date	26
7.5		Effect of Termination	26
7.6		Waiver of Conditions	26
8.		TIMBERLINE RESOURCES' POST-CLOSING COVENANTS AND INDEMNITIES	26
9.		MISCELLANEOUS PROVISIONS.	27
9.1		Entire Agreement	27
9.2		Survival of Warranties	27
9.3		Successors and Assigns	27
9.4		Governing Law	27
9.5		Arbitration	27
9.6		Counterparts	28
9.7		Titles and Subtitles	28
9.8		Notices	28
9.9		Expenses	29
9.10		Severability	29

SIGNATURE PAGE..30

SCHEDULE A   Kettle Drilling Schedule of Exceptions
SCHEDULE B   Timberline Resources Schedule of Exceptions

EXHIBIT A   Selling Stockholder Information
EXHIBIT B   Series A Preferred Stock Resolution
EXHIBIT C   Registration Rights Agreement
EXHIBIT D   Forms of Kettle Employment Agreement and Deeds Employment Agreement
EXHIBIT E   Form of Voting Trust Agreement
EXHIBIT F   Forms of Opinion of Kettle Drilling's Counsel and Opinion of Timberline
                    Resources' Counsel

[The balance of this page has been left blank intentionally.]

STOCK PURCHASE AND SALE AGREEMENT

        THIS STOCK PURCHASE AND SALE AGREEMENT (the "Agreement") is made as of the 23rd day of February 2006, among: Timberline Resources Corporation, an Idaho corporation ("Timberline Resources"); the shareholders of Kettle Drilling, Inc., an Idaho corporation ("Kettle Drilling"), listed on the signature page hereof (collectively referred to as the "Selling Stockholders"); and the shareholders of Timberline Resources listed on the signature page hereof (collectively referred to as the "Timberline Inside Stockholders").

RECITALS:

        WHEREAS, the Selling Stockholders own all of the issued and outstanding shares of capital stock of Kettle Drilling beneficially and of record; and

        WHEREAS, the Timberline Inside Stockholders own approximately 52 percent of the issued and outstanding shares of common stock of Timberline Resources; and

        WHEREAS, the board of directors of Timberline Resources and the Timberline Inside Stockholders deem it advisable and in Timberline Resources' best interests that Timberline Resources acquire all of the issued and outstanding capital stock of Kettle Drilling owned by the Selling Stockholders; and

        WHEREAS, the Selling Stockholders deem it advisable and in their best interests to sell all of the issued and outstanding capital stock of Kettle Drilling to Timberline Resources.

AGREEMENT:

        NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, the parties hereto hereby agree as follows:

1. **Stock Purchase and Sale.**

        1.1   *Purchase and Sale of the Kettle Drilling Shares*. Subject to the terms and conditions of this Agreement, Timberline Resources agrees to purchase at the Closing (as defined below) and the Selling Stockholders agree to sell to Timberline Resources at the Closing 102 shares of common stock of Kettle Drilling, par value $1.00 per share, comprising all of the issued and outstanding capital stock of Kettle Drilling (the "Kettle Drilling Shares"). The number of Kettle Drilling Shares owned by each Selling Stockholder is set forth in Exhibit A to this Agreement.

        1.2   *Purchase Price of the Kettle Drilling Shares*. The aggregate purchase price of the Purchased Kettle Drilling Shares (the "Purchase Price") shall be $4,800,000, which shall be payable to the Selling Stockholders at Closing, as follows:

STOCK PURCHASE AND SALE AGREEMENT - 1

(a) $2,800,000 of the Purchase Price shall be payable to the Selling Stockholders in cash, in immediately available funds. Such amount shall be allocated and paid to each Selling Stockholder according to such Selling Stockholder's ownership percentage of the Kettle Drilling Shares set forth in Exhibit A to this Agreement.

(b) $2,000,000 of the Purchase Price shall be payable either (i) in cash, in immediately available funds, or (ii) if Timberline Resources so elects, at or prior to Closing, by delivery of shares of Series A Preferred Stock of Timberline Resources (the "Series A Stock") having the rights, preferences and limitations that are set forth in the Series A Preferred Stock Resolution (the "Resolution") that is annexed to and made a part of this Agreement as Exhibit B. The Series A Stock to be delivered to a Selling Stockholder, if he elects to receive such shares in payment of a portion of the Purchase Price, shall be valued at $0.40 per share, and the number of shares of such stock that shall be deliverable to a Selling Stockholder who elects to receive such shares shall be determined by multiplying 5,000,000 by such Selling Stockholder's ownership percentage of the Kettle Drilling Shares set forth in Exhibit A to this Agreement.

1.3   *The Closing*. The purchase and sale of the Purchased Kettle Drilling Shares and the execution and delivery of the Option Agreement shall take place at the offices of Randall & Danskin, P.S., Spokane, Washington, at 10 a.m. a.m., on March 1, 2006, or at such other time (which shall in no event be later than March 6, 2006) as Timberline Resources, Kettle Drilling, the Selling Stockholders and the Timberline Inside Stockholders may agree (which time and place are designated as the "Closing").

1.4   *Closing Deliveries*.

(a)   At the Closing, Timberline Resources shall deliver each Selling Stockholder (i) a cashiers check or a certified check equal to the Selling Stockholder's allocable share of that portion of the Purchase Price that is payable in cash, and (ii) if a Selling Stockholder has elected to receive shares of Series A Stock in payment of a portion of the Purchase Price, by delivery of a certificate or certificates for such shares.

(b)   At the Closing, each Selling Stockholder shall deliver to Timberline Resources a stock certificate or certificates, duly endorsed for transfer to Timberline Resources, comprising all of such Selling Stockholder's Kettle Drilling Shares.

(c)   In addition, the parties thereto shall each execute and deliver the Registration Rights Agreement in the form that is annexed to and made a part of this Agreement as Exhibit C (the "Registration Rights Agreement"), an employment agreement providing for the post-Closing employment of Douglas Kettle in the form that is annexed to and made a part of this Agreement as Exhibit D-1 (the "Kettle Employment Agreement"), an employment agreement providing for the post-Closing employment of David Deeds in the form that is annexed to made a part of this Agreement as Exhibit D-2 (the "Deeds Employment Agreement"), and the voting trust agreement in the form that is annexed to and made a part of this Agreement as Exhibit E (the "Voting Trust Agreement").

1.5   *Charter Documents, Boards of Directors and Officers of Kettle Drilling and Timberline Resources following Closing, and Voting Trust Agreement*. At Closing:

(a)   the certificate and articles of incorporation of Kettle Drilling and Timberline Resources as in effect immediately prior to the Closing shall remain in effect until thereafter duly amended;

(b)   the bylaws of Kettle Drilling and Timberline Resources as in effect immediately prior to the Closing shall remain in effect until thereafter duly amended;

(c)   the directors of Kettle Drilling shall consist of Douglas Kettle, David Deeds, and two persons designated by Timberline Resources (who shall also be directors of Timberline Resources), who shall serve until their successors are elected and qualified. The officers of Kettle Drilling immediately prior to the Closing shall serve in the same capacities until their successors are elected and qualified;

(d)   Douglas Kettle and David Deeds shall be appointed advisory directors of Timberline Resources, to serve in such unofficial capacities until the later of: (i) such time as the Selling Stockholders (or their heirs or successors) cease to own any shares of Series A Stock; or (ii) if the Series A Stock has theretofore been converted into shares of Timberline Resources common stock as provided in the Resolution, such time as the Selling Stockholders (or their heirs or successors) cease to own less than ten percent of the number of such shares of Timberline Resources common stock into which the Series A Stock could have been converted as of the Closing.

2.   **Representations and Warranties of Kettle Drilling and the Selling Stockholders.**

Kettle Drilling and the Selling Stockholders hereby jointly and severally represent and warrant to Timberline Resources that, as of the date of this Agreement and except as set forth on the Schedule of Exceptions annexed hereto as Schedule A:

2.1   *Organization, Good Standing and Qualification*. Kettle Drilling is a corporation duly organized, validly existing, and in good standing under the laws of the State of Idaho. Kettle Drilling has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as now conducted and as presently proposed to be conducted, to execute and deliver this Agreement and any other agreement to which Kettle Drilling is a party, the execution and delivery of which is contemplated hereby (each a "Kettle Drilling Ancillary Agreement"), and to carry out the provisions of this Agreement and any Kettle

Drilling Ancillary Agreement. Kettle Drilling is qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect on Kettle Drilling.

2.2   *Authorization*. All corporate action on the part of Kettle Drilling, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and any Kettle Drilling Ancillary Agreement, and the performance of all obligations of Kettle Drilling hereunder and thereunder at the Closing, has been taken or will be taken prior to the Closing, and this Agreement and any Kettle Drilling Ancillary Agreement, when executed and delivered, will constitute valid and legally binding obligations of Kettle Drilling, enforceable in accordance with their respective terms.

2.3   *Governmental Consents*. No consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of Kettle Drilling in connection with Kettle Drilling's valid execution, delivery and performance of this Agreement.

2.4   *Capitalization*. The authorized capital of Kettle Drilling consists, or will consist immediately prior to the Closing, of 20,000 shares of common stock, par value $1.00 per share, of which 102 shares are or will be issued and outstanding. The outstanding shares of Kettle Drilling common stock are owned by the individuals and in the amounts set forth in Exhibit A. The outstanding shares of Kettle Drilling common stock have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of federal and state securities laws, or pursuant to valid exemptions therefrom. There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements or agreements of any kind for the purchase of Kettle Drilling common stock.

2.5   *Subsidiaries*. Kettle Drilling does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association, or other business entity. Kettle Drilling is not a participant in any joint venture, partnership, or similar arrangement.

2.6   *Contracts and Other Commitments*. Kettle Drilling does not have and is not bound by any contract, agreement, lease, commitment, or proposed transaction, judgment, order, writ or decree, written or oral, absolute or contingent, other than (a) contracts that were entered into in the ordinary course of business and that do not involve more than $50,000, and do not extend for more than one year beyond the date of this Agreement, and (b) contracts terminable at will by Kettle Drilling on no more than 30 days' notice without cost or liability to Kettle Drilling and that do not involve any employment or consulting arrangement and are not material to the conduct of Kettle Drilling's business.

2.7   *Permits*. To the best of Kettle Drilling's and the Selling Stockholders' knowledge, Kettle Drilling has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects, or financial condition of Kettle Drilling. Kettle Drilling believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. Kettle Drilling is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.8   *Compliance with Other Instruments*. Kettle Drilling is not in violation or default in any material respect of any provision of its articles of incorporation or bylaws, or in any respect of any provision of any mortgage, indenture, agreement, instrument or contract to which it is a party or by which it is bound or, to its knowledge, of any federal or state judgment, order, writ, decree, statute, rule, regulation or restriction applicable to Kettle Drilling. The execution, delivery, and performance by Kettle Drilling of this Agreement and any Kettle Drilling Ancillary Agreement, and the consummation of the transactions contemplated hereby and thereby, will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provision or an event that results in the creation of any material lien, charge, or encumbrance upon any assets of Kettle Drilling or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to Kettle Drilling, its business or operations, or any of its assets or properties.

2.9   *Title to Property and Assets; Leases*. Kettle Drilling has good and marketable title to its property and assets (including Kettle Drilling's intellectual property), free and clear of all mortgages, liens, claims and encumbrances. With respect to the property and assets it leases, Kettle Drilling is in compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, claims, or encumbrances.

2.10   *Material Liabilities*. Kettle Drilling does not have any material liabilities. As used herein, the term "material liabilities" shall mean liabilities, absolute, accrued, contingent or otherwise, which are, individually or in the aggregate, in excess of ten percent of the value of Kettle Drilling's assets as of December 31, 2005.

2.11   *Litigation*. There is no action, suit, proceeding, or investigation pending or, to Kettle Drilling's knowledge, currently threatened against Kettle Drilling.

2.12   *Financial Statements and Changes*. Kettle Drilling has delivered (or prior to Closing will deliver) its unaudited financial statements for the fiscal year ended December 31, 2005 (the "Kettle Drilling Financial Statements") to Timberline Resources. Timberline Resources and the Timberline Inside Stockholders each understand and hereby acknowledge that Kettle Drilling has prepared the Kettle Drilling Financial Statements for internal purposes only, that such financial statements have not been prepared in accordance with generally accepted

STOCK PURCHASE AND SALE AGREEMENT - 5

accounting principles ("GAAP"), and that such financial statements cannot be consolidated with the financial statements of Timberline Resources following Closing in the absence of an audit conducted in accordance with GAAP. To the best of Kettle Drilling's knowledge, since December 31, 2005, there has not been:

(a)   any change in the assets, liabilities, financial condition, or operating results of Kettle Drilling, except changes in the ordinary course of business that have not been and are not expected to be, individually or in the aggregate, materially adverse;

(b)   any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of Kettle Drilling (as such business is presently conducted and as it is presently proposed to be conducted);

(c)   any waiver or compromise by Kettle Drilling of a valuable right or of a material debt owed to it;

(d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Kettle Drilling, except in the ordinary course of business and that is not material to the business, properties, prospects, or financial condition of Kettle Drilling as such business is presently conducted and as it is presently proposed to be conducted;

(e)   any material change to a material contract or arrangement by which Kettle Drilling or any of its assets is bound or subject;

(f)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g)   any sale, assignment, or transfer of any patents, trademarks, copyrights, trade secrets, or other intangible assets;

(h)   any resignation or termination of employment of any key officer of Kettle Drilling; and Kettle Drilling, to the best of its knowledge, does not know of the impending resignation or termination of employment of any such officer;

(i)   any mortgage, pledge, transfer of a security interest in, or lien, created by Kettle Drilling with respect to any of its material properties or assets, except liens for taxes not yet due or payable or contested by Kettle Drilling in good faith;

(j)   any loans or guarantees made by Kettle Drilling to or for the benefit of its employees, stockholders, officers, or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k)   any declaration, setting aside, or payment of any dividend or other distribution of Kettle Drilling's assets in respect of any of Kettle Drilling's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Kettle Drilling;

(l)   to the best of Kettle Drilling's knowledge, any other event or condition of any character that might materially and adversely affect the business, properties, prospects or financial condition of Kettle Drilling (as such business is presently conducted and as it is presently proposed to be conducted); or

(m)   any agreement or commitment by Kettle Drilling to do any of the things described in this subsection 2.12.

2.13   *Intellectual Property*. Kettle Drilling owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, and proprietary rights and processes, if any, necessary for its business as now conducted and as proposed to be conducted, without any conflict with, or infringement of the rights of, others. There are no outstanding options, licenses, or agreements of any kind relating to the foregoing, nor is Kettle Drilling bound by or a party to any options, licenses, or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, and proprietary rights and processes of any other person or entity. Kettle Drilling has not received any communications alleging that it has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, or other proprietary rights or processes of any other person or entity. To Kettle Drilling's knowledge, none of its employees is obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of Kettle Drilling or that would conflict with Kettle Drilling's business as proposed to be conducted. Neither the execution nor delivery of this Agreement, nor the carrying on of Kettle Drilling's business as presently conducted and as presently proposed to be conducted will, to Kettle Drilling's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant, or instrument under which any of such employees is now obligated. Kettle Drilling does not believe it is or will be necessary to use any inventions of any of its employees (or persons it currently intends to hire) made prior to their employment by Kettle Drilling. All right, title and interest to any inventions by any of Kettle Drilling's employees that are used in Kettle Drilling's operations have been assigned to Kettle Drilling without reservation.

2.14   *Employees; Employee Compensation*. None of Kettle Drilling's employees belongs to any union or collective bargaining unit. Kettle Drilling has complied in all material respects with all applicable state and federal equal opportunity and other laws related to employment. To Kettle Drilling's knowledge, no employee of Kettle Drilling is or will be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with Kettle Drilling, or any other party because of the nature of the business conducted or presently proposed to be conducted by Kettle Drilling. Kettle Drilling is not a party to or bound by any employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement. Kettle Drilling is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Kettle Drilling, nor does Kettle Drilling have a present intention to terminate the employment of any of the foregoing.

2.15   *Employee Benefit Plans*. Kettle Drilling maintains customary employee benefit plans for an entity of its size, type and stage, and has provided Timberline Resources with any information it has reasonably requested regarding such employee benefit plans.

2.16   *Tax Returns, Payments, and Elections*. Kettle Drilling has elected pursuant to the Internal Revenue Code of 1986, as amended ("Code"), to be treated as an S corporation, and has timely filed all federal, state and local tax returns and reports as required by law. Each such filing and report is true and correct in all material respects. Kettle Drilling has made no other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material effect on the business, properties, prospects or financial condition of Kettle Drilling. Since inception, Kettle Drilling has made adequate provisions on its books of account for all taxes, assessments, and governmental charges with respect to its business, properties, and operations for such period. Kettle Drilling has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories.

2.17   *Insurance*. Kettle Drilling has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its assets and properties that might be damaged or destroyed.

2.18   *Environmental and Safety Laws*. Kettle Drilling has received no communications alleging that it is in violation of, and, to the best of its knowledge, Kettle Drilling is not in violation of any applicable statute, law, or regulation relating to the environment or occupational health and safety, and to the best of its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law, or regulation.

2.19   *Transactions with Affiliates*. There is no transaction, and no transaction now proposed, to which Kettle Drilling was or is to be a party and in which any director or officer of Kettle Drilling, any Selling Stockholder or any family member of associate of a Selling Stockholder had or has a direct or indirect material pecuniary interest.

2.20   *Corporate Records*. The minute and stock record books of Kettle Drilling that have been made available to Timberline Resources for its inspection contain accurate, complete and correct copies of all charter documents and the records of all meetings and consents in lieu of meeting of Kettle Drilling's board of directors (and any committee thereof) and stockholders since the date of incorporation.

2.21   *No Broker's or Finder's Fees*. No agent, broker, investment banker, person or firm acting on behalf of Kettle Drilling is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

2.22   *Disclosure*. Kettle Drilling has provided Timberline Resources with all the information that Timberline Resources has requested for deciding whether to enter into this Agreement. To the best of Kettle Drilling's knowledge, there is no fact that Kettle Drilling has not disclosed to Timberline Resources that materially and adversely affects the business, properties, prospects or financial condition of Kettle Drilling. To the best of Kettle Drilling's knowledge, neither this Agreement nor any other agreements, written statements or certificates made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

2.23   *Selling Stockholder Authorizations*. Each Selling Stockholder has full power and authority to enter into this Agreement, and this Agreement, when executed and delivered, will constitute a valid and legally binding obligation of each Selling Stockholder.

3.   **Representations and Warranties of Timberline Resources and the Timberline Inside Stockholders.**

Timberline Resources and the Timberline Inside Stockholders hereby jointly and severally represent and warrant to Kettle Drilling and the Selling Stockholders that, as of the date of this Agreement and except as set forth on the Schedule of Exceptions annexed hereto as Schedule B:

3.1   *Organization, Good Standing and Qualification*. Timberline Resources is a corporation duly organized, validly existing, and in good standing under the laws of the State of Idaho. Timberline Resources has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as now conducted and as presently proposed to be conducted, to execute and deliver this Agreement and any other agreement to which Timberline Resources is a party, the execution and delivery of which is contemplated hereby (each a "Timberline Resources Ancillary Agreement"), and to carry out the provisions of this Agreement and any Timberline Resources Ancillary Agreement. Timberline Resources is qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect on Timberline Resources.

3.2   *Authorization*. All corporate action on the part of Timberline Resources, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and any Timberline Resources Ancillary Agreement, and the performance of all obligations of Timberline Resources hereunder and thereunder at the Closing, has been taken or will be taken prior to the Closing, and this Agreement and any Timberline Resources Ancillary Agreement, when executed and delivered, will constitute valid and legally binding obligations of Timberline Resources, enforceable in accordance with their respective terms.

3.3   *Valid Issuance of Series A Stock and Common Stock*. The shares of Series A Stock issuable to the Selling Stockholders at Closing (if a Selling Stockholder elects to receive such shares in payment of a portion of the purchase price) have been duly and validly authorized, and when issued, sold and delivered to the Selling Stockholders in accordance with this Agreement, will be fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and the Registration Rights Agreement, and restrictions on transfer arising under applicable federal and state securities laws. The Timberline Resources common stock issuable upon conversion of the Series A Stock as provided in the Resolution, when issued, sold and delivered to the Selling Stockholders, will be fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and the Registration Rights Agreement, and restrictions on transfer arising under applicable federal and state securities laws.

3.4   *Governmental Consents*. No consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of Timberline Resources in connection with Timberline Resources' valid execution, delivery and performance of this Agreement.

3.5   *Capitalization*. The authorized capital of Timberline Resources consists, or will consist immediately prior to the Closing, of 100,000,000 shares of common stock, par value $0.001 per share, of which at least 7,375,875 shares and no more than 15,375,875 shares (depending upon the results of a pending exempt offer of units consisting of Timberline Resources common stock and warrants to purchase common stock) are or will be issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are or will be issued and outstanding. The outstanding shares of Timberline Resources common stock have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of federal and state securities laws, or pursuant to valid exemptions therefrom. Except for the conversion privileges of the Series A Stock set forth in the Resolution, the rights provided to Kettle Drilling and the Selling Stockholders in the Registration Rights Agreement and warrants for the purchase of a maximum of 4,000,000 shares of Timberline Resources common stock (which warrants comprise a portion of the units that are being offered and sold in the aforementioned exempt offering), there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), stockholder agreements or agreements of any kind for the purchase of Timberline Resources common stock or rights to acquire equity securities of Timberline Resources. Except for the protective provisions of the Series A Stock set forth in the Resolution and the rights provided to Kettle Drilling and the Selling Stockholders in the Voting Trust Agreement, Timberline Resources is not a party to any agreement or understanding, and, to the best of Timberline Resources' and the Timberline Inside Stockholders' knowledge, there is no agreement or understanding between any persons that affects or relates to the voting or giving of written consents with respect to any equity security of Timberline Resources or the voting by any director of Timberline Resources.

3.6   *Subsidiaries*. Timberline Resources does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association, or other business entity. Timberline Resources is not a participant in any joint venture, partnership, or similar arrangement.

3.7   *Contracts and Other Commitments*. Timberline Resources does not have and is not bound by any contract, agreement, lease, commitment, or proposed transaction, judgment, order, writ or decree, written or oral, absolute or contingent, other than (a) contracts that were entered into in the ordinary course of business and that do not involve more than $50,000, and do not extend for more than one year beyond the date of this Agreement, and (b) contracts terminable at will by Timberline Resources on no more than 30 days' notice without cost or liability to Timberline Resources and that do not involve any employment or consulting arrangement and are not material to the conduct of Timberline Resources' business.

3.8   *Permits*. Timberline Resources has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects, or financial condition of Timberline Resources. Timberline Resources believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. Timberline Resources is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

3.9   *Compliance with Other Instruments*. Timberline Resources is not in violation or default in any material respect of any provision of its articles of incorporation or bylaws, or in any respect of any provision of any mortgage, indenture, agreement, instrument or contract to which it is a party or by which it is bound or, to its knowledge, of any federal or state judgment, order, writ, decree, statute, rule, regulation or restriction applicable to Timberline Resources. The execution, delivery, and performance by Timberline Resources of this Agreement and any Timberline Resources Ancillary Agreement, and the consummation of the transactions contemplated hereby and thereby, will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provision or an event that results in the creation of any material lien, charge, or encumbrance upon any assets of Timberline Resources or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to Timberline Resources, its business or operations, or any of its assets or properties.

3.10   *Title to Property and Assets; Leases*. Timberline Resources has good and marketable title to its property and assets (including Timberline Resources' intellectual property), free and clear of all mortgages, liens, claims and encumbrances. With respect to the property and assets it leases, Timberline Resources is in compliance with such leases and, to the best of its knowledge, holds a valid leasehold interest free of any liens, claims, or encumbrances.

3.11   *Material Liabilities*. Timberline Resources does not have any material liabilities. As used herein, the term "material liabilities" shall mean liabilities, absolute, accrued, contingent or otherwise, which are, individually or in the aggregate, in excess of ten percent of the value of Timberline Resources' assets as of December 31, 2005.

3.12   *Litigation*. There is no action, suit, proceeding, or investigation pending or, to Timberline Resources' knowledge, currently threatened against Timberline Resources.

3.13   *Financial Statements and Changes*. Timberline Resources has delivered (or prior to Closing will deliver) its audited financial statements for the fiscal year ended December 31, 2005 (the "Timberline Resources Financial Statements") to Kettle Drilling and the Selling Stockholders. The Timberline Resources Financial Statements are or will be complete and correct in all material respects and have been or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis. To the best of Timberline Resources' and the Timberline Inside Stockholders' knowledge, since December 31, 2005, there has not been:

(a)   any change in the assets, liabilities, financial condition, or operating results of Timberline Resources, except changes in the ordinary course of business that have not been and are not expected to be, individually or in the aggregate, materially adverse;

(b)   any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the business, properties, prospects, or financial condition of Timberline Resources (as such business is presently conducted and as it is presently proposed to be conducted);

(c)   any waiver or compromise by Timberline Resources of a valuable right or of a material debt owed to it;

(d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Timberline Resources, except in the ordinary course of business and that is not material to the business, properties, prospects, or financial condition of Timberline Resources as such business is presently conducted and as it is presently proposed to be conducted;

(e)   any material change to a material contract or arrangement by which Timberline Resources or any of its assets is bound or subject;

(f)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g)   any sale, assignment, or transfer of any patents, trademarks, copyrights, trade secrets, or other intangible assets;

(h)   any resignation or termination of employment of any key officer of Timberline Resources; and Timberline Resources, to the best of its knowledge, does not know of the impending resignation or termination of employment of any such officer;

(i)   any mortgage, pledge, transfer of a security interest in, or lien, created by Timberline Resources with respect to any of its material properties or assets, except liens for taxes not yet due or payable or contested by Timberline Resources in good faith;

(j)   any loans or guarantees made by Timberline Resources to or for the benefit of its employees, stockholders, officers, or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k)   any declaration, setting aside, or payment of any dividend or other distribution of Timberline Resources' assets in respect of any of Timberline Resources' capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Timberline Resources;

(l)   to the best of Timberline Resources' and the Timberline Inside Stockholders' knowledge, any other event or condition of any character that might materially and adversely affect the business, properties, prospects or financial condition of Timberline Resources (as such business is presently conducted and as it is presently proposed to be conducted); or

(m)   any agreement or commitment by Timberline Resources to do any of the things described in this subsection 3.13.

3.14   *Intellectual Property*. Timberline Resources owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, and proprietary rights and processes, if any, necessary for its business as now conducted and as proposed to be conducted without any conflict with, or infringement of the rights of, others. There are no outstanding options, licenses, or agreements of any kind relating to the foregoing, nor is Timberline Resources bound by or a party to any options, licenses, or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, and proprietary rights and processes of any other person or entity. Timberline Resources has not received any communications alleging that it has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, or other proprietary rights or processes of any other person or entity. To Timberline Resources' knowledge, none of its employees is obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of Timberline Resources or that would conflict with Kettle Drilling's business as proposed to be conducted. Neither the execution nor delivery of this Agreement, nor the carrying on of Timberline Resources' business as presently conducted and as presently proposed to be conducted will, to Timberline Resources' or the Timberline Inside Stockholders' knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant, or instrument under which any of such employees is now obligated. Timberline Resources does not believe it is or will be necessary to use any inventions of any of its employees (or persons it currently intends to hire) made prior to their employment by Timberline Resources. All right, title and interest to any inventions by any of Timberline Resources' employees that are used in Timberline Resources' operations have been assigned to Timberline Resources without reservation.

3.15   *Employees; Employee Compensation*. None of Timberline Resources' employees belongs to any union or collective bargaining unit. Timberline Resources has complied in all material respects with all applicable state and federal equal opportunity and other laws related to employment. To Timberline Resources' knowledge, no employee of Timberline Resources is or will be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with Timberline Resources, or any other party because of the nature of the business conducted or presently proposed to be conducted by Timberline Resources. Timberline Resources is not a party to or bound by any employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement. Timberline Resources is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with Timberline Resources, nor does Timberline Resources have a present intention to terminate the employment of any of the foregoing.

3.16   *Employee Benefit Plans*. Timberline Resources maintains customary employee benefit plans for an entity of its size, type and stage, and has provided Kettle Drilling with any information it has reasonably requested regarding such employee benefit plans.

3.17   *Tax Returns, Payments, and Elections*. Timberline Resources has timely filed all federal, state and local tax returns and reports as required by law. Each such filing and report is true and correct in all material respects. Timberline Resources has not elected pursuant to the Internal Revenue Code of 1986, as amended ("Code"), to be treated as an S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material effect on the business, properties, prospects or financial condition of Timberline Resources. Since inception, Timberline Resources has made adequate provisions on its books of account for all taxes, assessments, and governmental charges with respect to its business, properties, and operations for such period. Timberline Resources has withheld or collected from each payment made to each of its employees, the amount of all taxes, including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected therefrom, and has paid the same to the proper tax receiving officers or authorized depositories.

3.18   *Insurance*. Timberline Resources has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its assets and properties that might be damaged or destroyed.

3.19   *Environmental Laws*.

(a)   Neither Timberline Resources nor the Timberline Inside Stockholders has received any communication alleging that Timberline Resources is in violation of, and, to the best of its and their knowledge, neither it nor they have received (i) any notice of any currently outstanding or currently threatened civil, criminal or administrative action, suit, demand, claim, lien, hearing, notice of violation, proceeding, or investigation relating to Timberline Resources or its present or former interests in real property alleging any material violation of the Environmental Laws (as defined in this subsection) or (ii) any written request for information from any governmental agency pursuant to the Environmental Laws, and, to Timberline Resources' and the Timberline Inside Stockholders' knowledge, Timberline Resources and its real property or interests therein are in material compliance with all applicable Environmental Laws binding upon Timberline Resources as of the Closing.

(b)   Except as authorized by any Environmental Permit (as defined in this subsection):

(i)   There are no Hazardous Substances Released (as defined in this subsection) by Timberline Resources or any predecessor thereof on or beneath their current or former properties in quantities or concentrations that could give rise to material obligations, responsibilities, liabilities or debts under the Environmental Laws.

(ii)   Timberline Resources has obtained all governmental licenses, permits, waivers, variances and other authorizations (the "Environmental Permits") that are required to be obtained by Timberline Resources under all Environmental Laws for the ownership, use and operation of its properties or the conduct of its business as currently conducted. Any such Environmental Permits are in effect, no appeal nor any other action is outstanding or threatened to revoke any such Environmental Permit and Timberline Resources is in compliance with all terms and conditions of all such Environmental Permits.

(c)   Neither Timberline Resources nor the Timberline Inside Stockholders have received notice of any currently outstanding or currently threatened claim alleging that any employee of Timberline Resources in the course of his or her employment has been exposed to any Hazardous Substances (as defined in this subsection) generated, produced or used by Timberline Resources in concentrations exceeding those permitted under applicable laws, including any provision of the Environmental Laws relating to worker health and safety.

(d)   Neither Timberline Resources nor the Timberline Inside Stockholders have received any notice or order from any governmental agency or private or public entity in connection with its business advising it that it is responsible for or potentially responsible for Cleanup (as defined in this subsection) or paying for the cost of Cleanup of any Hazardous Substances, and Timberline Resources has not entered into any agreements concerning such Cleanup.

(e)   None of the real property currently or previously owned, leased or operated by Timberline Resources contains any: (A) underground storage tanks, (B) underground injection wells; (C) septic tanks in which process wastewater or any Hazardous Substances have been disposed; or (D) any asbestos or equipment using polychlorinated biphenyls (PCBs).

(f)   Neither Timberline Resources nor the Timberline Inside Stockholders have entered into any agreement in connection with Timberline Resources' business that may now, or in the future, require Timberline Resources to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs (as defined in this subsection).

(g)   The following terms shall be defined as follows:

"Cleanup" means all actions required to: (A) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (B) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (D) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

"Environmental Laws" means any applicable federal, state or local law, rule, order, regulation, statute, decree or requirement of any executive, legislative, regulatory, administrative, judicial or other governmental authority regulating, relating to or imposing liability or standards of conduct concerning the protection of human health or the environment which is in effect and binding upon Timberline Resources as of the Closing. For the sake of clarity, "Environmental Laws" include the recordkeeping, disclosure, notification and reporting requirements contained in such Environmental Laws respecting Hazardous Substances, but do not include land use or zoning laws.

"Environmental Liabilities and Costs" means all claims, losses, assessments, judgments, costs, expenses (including reasonable fees and expenses of attorneys and experts including but not limited to, those incurred in connection with the defense or prosecution of any indemnifiable claim and those incurred in connection with the enforcement of this provision), obligations, responsibilities, liabilities, debts and damages sustained by Kettle Drilling prior to any reimbursement therefor.

"Hazardous Substances" means (A) any "hazardous substance" "pollutant" or "contaminant" as defined in Section 101(14) and (33) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. §9601(14) and (33) or 40 C.F.R. Part 302; (B) any pollutant, hazardous waste or hazardous substance as those terms are defined in any applicable state or local law; and (C) oil as defined under the Clean Water Act § 311(a)(1).

"Release" means when used as a noun, any releases, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property, and when used as a verb, the occurrence of any Release.

3.20   *Transactions with Affiliates*. Except as set forth in the Schedule of Exceptions, there is no transaction, and no transaction now proposed, to which Timberline Resources was or is to be a party and in which any director or officer of Kettle Drilling or any person owning of record or beneficially more than five percent of the outstanding capital stock of any class of Timberline Resources or any associate of any such person had or has a direct or indirect material interest.

3.21   *Corporate Records*. The minute and stock record books of Timberline Resources that have been made available to Kettle Drilling and the Selling Stockholders for their inspection, contain accurate, complete and correct copies of all charter documents and the records of all meetings and consents in lieu of meeting of Timberline Resources' board of directors (and any committee thereof) and voting stockholders since the date of incorporation.

3.22   *No Broker's or Finder's Fees*. No agent, broker, investment banker, person or firm acting on behalf of Timberline Resources is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

3.23   *Disclosure*. Timberline Resources has provided the Selling Stockholders with all the information the Selling Stockholders have requested for deciding whether to enter into this Agreement. To the best of Timberline Resources' and the Timberline Inside Stockholders' knowledge, there is no fact that Timberline Resources has not disclosed to the Selling Stockholders that materially and adversely affects the business, properties, prospects or financial condition of Timberline Resources. To the best of Timberline Resources' and the Timberline Inside Stockholders' knowledge, neither this Agreement nor any other agreements, written statements or certificates made or delivered in connection with this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

3.24   *Receipt of Information*. Assuming the accuracy of the representations and warranties set forth in subsection 3.23 of this Agreement, Timberline Resources has received all the information they considers necessary or appropriate for deciding whether to purchase the Kettle Drilling Shares. Timberline Resources further represents that it has had an opportunity to ask questions and receive answers from Kettle Drilling regarding the business, properties, prospects and financial condition of Kettle Drilling and to obtain additional information (to the extent that Kettle Drilling possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to Timberline Resources or to which Timberline Resources had access. The foregoing, however, does not limit or modify the representations and warranties of Kettle Drilling and the Selling Stockholders in Section 2 of this Agreement or the right of Timberline Resources to rely thereon.

3.25   *Investment Experience and Financial Capability*. Timberline Resources and the Timberline Inside Stockholders represent that Timberline Resources' directors and executive officers are experienced in evaluating Kettle Drilling, and have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of Timberline Resources' purchase of the Kettle Drilling Shares pursuant to this Agreement. Timberline Resources and the Timberline Inside Stockholders further represent that Timberline Resources has the financial capability to consummate the purchase of the Kettle Drilling Shares and to perform its other obligations specified in this Agreement.

3.26   *Purchase Entirely for Own Account*. This Agreement is made with Timberline Resources in reliance upon Timberline Resources' representation to Kettle Drilling (which Timberline Resources hereby confirms by executing this Agreement), that Timberline Resources is purchasing the Kettle Drilling Shares for investment for its' own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Timberline Resources has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Timberline Resources further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of such securities.

3.27   *Securities Act Exemption*. Timberline Resources understands that the offer and sale of the Kettle Drilling Shares has not and will not been registered under the Securities Act of 1933, as amended (the "Securities Act"), on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to Section 4(1) thereof, and that the Selling Stockholders' reliance on such exemption is predicated on Timberline Resources' investment intent and other representations set forth herein.

3.28   *Timberline Inside Stockholder Authorizations*. Each Timberline Inside Stockholder has full power and authority to enter into this Agreement, and that this Agreement, when executed and delivered, will constitute a valid and legally binding obligation of each Timberline Inside Stockholder.

4.   **Pre-Closing Covenants.**

4.1   *Investigations.*

(a)   Kettle Drilling will give Timberline Resources full access to all the premises, books, records and employees of Kettle Drilling, and will cause Kettle Drilling's officers to furnish Timberline Resources with such financial and operating data and other information with respect to its business and properties as Timberline Resources may from time to time reasonably request; *provided, however,* that any such investigation: (a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of Kettle Drilling and (b) shall not affect any of the representations and warranties hereunder. In the event of termination of this Agreement, Timberline Resources will return or cause to be returned all documents and other material obtained from Kettle Drilling in connection with the transactions contemplated hereby and will use all best efforts to keep any such information confidential unless such information is ascertainable from public or published information.

(b)   Timberline Resources will give Kettle Drilling and the Selling Stockholders full access to all the premises, books, records and employees of Timberline Resources, and will cause Timberline Resources' officers to furnish Kettle Drilling and the Selling Stockholders with such financial and operating data and other information with respect to its business and properties as Kettle Drilling and the Selling Stockholders may from time to time reasonably request; *provided, however*, that any such investigation: (a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of Timberline Resources and (b) shall not affect any of the representations and warranties hereunder. In the event of termination of this Agreement, Kettle Drilling and the Selling Stockholders will return or cause to be returned all documents and other material obtained from Timberline Resources in connection with the transactions contemplated hereby and will use all best efforts to keep any such information confidential unless such information is ascertainable from public or published information.

4.2   *Operation of Kettle Drilling and Timberline Resources*. The Selling Stockholders and the Timberline Inside Stockholders shall cause Kettle Drilling and Timberline Resources to conduct their respective businesses solely in the ordinary course and consistent with past practices. From and after the date of this Agreement to and including the Closing:

(a)   Kettle Drilling and Timberline Resources (i) will carry on their respective businesses solely in the usual and ordinary course and as diligently as heretofore and will not change the character of such businesses; (ii) will use their reasonable efforts to preserve and maintain their business organizations intact, to preserve their goodwill, to retain their employees and to maintain their relationships with their licensors, suppliers, dealers, customers and others so that such relationships will be preserved on and after the Closing; (iii) will maintain in full force and effect all contracts of insurance; (iv) will repair and maintain all of their tangible properties and assets in accordance with its usual and ordinary repair and maintenance standards; (v) will not amend their respective charter documents or bylaws (except, with respect to Timberline Resources, to adopt and file the Resolution); (vi) will not dispose, mortgage, pledge or otherwise encumber any of their assets except the sale of inventory in the ordinary course of business; and (vii) will not amend, terminate or change in any material respect any lease, contract, undertaking or other commitment and will not knowingly do any act or omit to do any act, or permit an act or omission to act, which will cause a material breach of any such lease, contract, undertaking or other commitment.

(b)   Kettle Drilling and Timberline Resources will not (i) split up, combine or reclassify any of their outstanding stock; (ii) grant or commit to grant any options, warrants or other rights to subscribe for or purchase any shares of their capital stock or issue or commit to issue any security convertible into or exchangeable for, or which in any manner confers upon the holder thereof the right to acquire, any shares of any class of their capital stock, or grant any stock appreciation rights with respect to any shares of their capital stock of any class; (iii) purchase, redeem or otherwise acquire for consideration any shares of their capital stock of any class; (iv) declare or pay any dividend on, or make any other distribution or payment with respect to any share or shares of their capital stock of any class; or (v) make any prepayment of any obligation not required by the terms thereof or (vi) enter into any agreement to take any of the foregoing actions.

(c)   Kettle Drilling will not issue or commit to issue any shares of its capital stock of any class, and Timberline Resources will not issue or commit to issue any shares of its capital stock of any class other than a maximum of 8,000,000 units (each of which comprises one share of Timberline Resources common stock and one warrant to purchase one-half share of Timberline Resources common stock), the proceeds of which shall be applied to fund Timberline Resources' obligations under this Agreement;

(d)   Except for the increases specified in the Kettle Employment Agreement and the Deeds Employment Agreement, and increases that are consistent with prior practices, neither Kettle Drilling nor Timberline Resources will (i) grant any general increase in the rates of pay of any of their hourly-paid employees; (ii) grant any increase in the salaries or other compensation of any of their officers or other salaried employees; (iii) grant any increase in the pension, retirement or other employment benefits of any character of, or grant any new benefits to, any of their present or former officers or employees and benefits to new employees no greater than those provided to existing employees; or (iv) employ any new members of their senior staff or promote any existing employees to a senior staff position.

(e)   Kettle Drilling and Timberline Resources will promptly notify the other in writing of the commencement or written threat of any claim, litigation, or proceeding against it, whether covered by insurance or not, (i) when the amount claimed (taken alone or when added to other claims of which such notice has not therefor been given) or the amount payable under any contract subject thereto exceeds $25,000; (ii) when such claim, litigation, proceeding or written threat thereof relates in any way to this Agreement or any of the transactions contemplated hereby; or (iii) when such claim, litigation, proceeding or written threat thereof relates in any way to any violation of federal or state securities laws.

(f)   Kettle Drilling and Timberline Resources will promptly notify the other in writing of any material adverse change in its business or financial condition, whether arising from matters occurring in the ordinary course of business or otherwise.

4.3   *Press Releases and Other Communications*. Except for periodic reports that Timberline Resources is obligated to prepare and file under the Securities Exchange Act of 1934, as amended (and any press release included in such reports as an exhibit), none of Kettle Drilling, the Selling Stockholders, Timberline Resources or the Timberline Inside Stockholders shall give notice to third parties or otherwise make any press release or other public statement concerning this

Agreement or the transactions contemplated hereby. None of Kettle Drilling, the Selling Stockholders, Timberline Resources of the Timberline Inside Stockholders shall grant any interview, publish any article, report or statement (other than the aforementioned Exchange Act periodic reports and exhibits), or respond to any press inquiry or other inquiry of any third party relating to this Agreement, the business of Kettle Drilling, the business of Timberline Resources, or any other matter connected with any of the foregoing without the express prior written approval of Kettle Drilling and Timberline Resources. All inquiries and questions with respect to any of the foregoing shall be coordinated through David Deeds, the vice president and secretary of Kettle Drilling, and John Swallow, the chairman of Timberline Resources.

4.4   *Exclusivity*. Until March 1, 2006, Timberline Resources shall have the exclusive right to conduct a due diligence investigation of Kettle Drilling in conjunction with the transaction specified in this Agreement. The parties hereto acknowledge and agree that such right is limited to Timberline Resources' due diligence investigation, and that it shall not be interpreted or construed to prevent Kettle Drilling or the Selling Stockholders during such period from directly or indirectly initiating, soliciting or seeking any inquiry, proposal or offer (including, without limitation, any proposal or offer to the Selling Stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or any portion of the assets or any equity securities of, Kettle Drilling.

5.   **Conditions of Timberline Resources' Obligations at Closing.**

The obligations of Timberline Resources under Section 1 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions, the waiver of which shall not be effective against Timberline Resources unless it consents in writing thereto:

5.1   *Representations and Warranties*. The representations and warranties of Kettle Drilling and the Selling Stockholders contained in Section 2 of this Agreement shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

5.2   *Performance*. Kettle Drilling shall have performed and complied with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

5.3   *Qualifications*. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the consummation of the transaction specified in this Agreement shall have been duly obtained and shall be effective as of the Closing.

5.4   *Proceedings and Documents*. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Timberline Resources' counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

5.5   *No Adverse Proceeding*. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any governmental body or other person or entity which seeks to restrain, prohibit or invalidate the transactions specified in this Agreement.

5.6   *Board Approvals*. The boards of directors of Timberline Resources and Kettle Drilling shall have voted to approve this Agreement and the transactions specified herein, and such boards shall have respectively approved the Kettle Drilling Ancillary Agreements and the Timberline Resources Ancillary Agreement to which Kettle Drilling and Timberline Resources are parties.

5.7   *No Material Adverse Change*. No material adverse change in the business, operations, assets, properties, prospects or condition (financial or otherwise) of Kettle Drilling shall have occurred.

5.8   *Good Standing Certificate*. Kettle Drilling shall have delivered a certificate of good standing to Timberline Resources, dated as of a date no earlier than ten days prior to the Closing, duly issued by the Secretary of State of the State of Idaho, showing that Kettle Drilling is in good standing and authorized to do business in such state.

5.9   *Opinion of Kettle Drilling's and Selling Stockholders' Counsel*. Timberline Resources shall have received an opinion, dated as of the Closing, from counsel for Kettle Drilling and the Selling Stockholders in the form that is annexed hereto as Exhibit F-1.

5.10   *Approval of Counsel*. All actions, proceedings, resolutions, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been approved on the Closing by Thomas E. Boccieri, counsel for Timberline Resources and the Timberline Inside Stockholders, in the exercise of their reasonable judgment.

6.   **Conditions of Kettle Drilling's and the Selling Stockholders' Obligations at Closing.**

The obligations of Kettle Drilling and the Selling Stockholders under Section 1 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions, the waiver of which shall not be effective against Kettle Drilling or the Selling Stockholders unless they consents in writing thereto:

6.1   *Representations and Warranties*. The representations and warranties of Timberline Resources and the Timberline Inside Stockholders contained in Section 3 of this

Agreement shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

6.2   *Performance*. Timberline Resources shall have performed and complied with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

6.3   *Qualifications*. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the consummation of the transaction specified in this Agreement shall have been duly obtained and shall be effective as of the Closing.

6.4   *Proceedings and Documents*. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Kettle Drilling's and the Selling Stockholders' counsel, which shall have received all such counterpart original and certified or other copies of such documents as it may reasonably request.

6.5   *Series A Stock Resolution*. The board of directors of Timberline Resources shall have adopted the Resolution in the form that is annexed hereto as Exhibit B, and Timberline Resources shall have filed the same with the Secretary of State of the State of Idaho.

6.6   *Payment of Purchase Price*. Timberline Resources shall have paid the Selling Stockholders the Purchase Price for the Kettle Drilling Shares.

6.7   *Registration Rights Agreement*. Timberline Resources, Kettle Drilling and the Selling Stockholders shall have entered into the Registration Rights Agreement in the form that is annexed hereto as Exhibit C.

6.8   *Employment Agreements*. Kettle Drilling (with the approval of Timberline Resources) shall have entered into the Kettle Employment Agreement and the Deeds Employment Agreement in the forms that are annexed hereto as Exhibit D-1 and D-2, respectively.

6.9   *Voting Trust Agreement*. The Selling Stockholders, Timberline Resources and the Timberline Inside Stockholders shall have entered into the Voting Trust Agreement in the form that is annexed hereto as Exhibit E.

6.10   *Opinion of Timberline Resources' Counsel*. Kettle Drilling and the Selling Stockholders shall have received an opinion, dated as of the Closing, from counsel for Timberline Resources in the form that is annexed hereto as Exhibit F-2.

6.11   *No Adverse Proceeding*. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any governmental body or other person or entity which seeks to restrain, prohibit or invalidate the transactions specified in this Agreement.

6.12 *Board Approvals*. The boards of directors of Timberline Resources and Kettle Drilling shall have voted to approve this Agreement and the transactions specified herein, and such boards shall have respectively approved the Kettle Drilling Ancillary Agreements and the Timberline Resources Ancillary Agreement to which Kettle Drilling and Timberline Resources are parties.

6.13 *No Material Adverse Change*. No material adverse change in the business, operations, assets, properties, prospects or condition (financial or otherwise) of Timberline Resources shall have occurred.

6.14 *Good Standing Certificate*. Timberline Resources shall have delivered a certificate of good standing to Kettle Drilling and the Selling Stockholders, dated as of a date no earlier than ten days prior to the Closing, duly issued by the Secretary of State of the State of Idaho, showing that Timberline Resources is in good standing and authorized to do business in such state.

6.15 *Approval of Counsel*. All actions, proceedings, resolutions, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters shall have been approved on the Closing by Randall & Danskin, P.S., counsel for Kettle Drilling and the Selling Stockholders, in the exercise of their reasonable judgment.

7. **Termination of Agreement and Abandonment of Transaction**. Anything herein to the contrary notwithstanding, this Agreement and transactions contemplated hereby may be terminated at any time before the Closing, as follows, and in no other manner:

7.1 *Mutual Consent*. By mutual consent in writing of Timberline Resources, Kettle Drilling and the Selling Stockholders.

7.2 *Termination by Timberline Resources*. Timberline Resources may terminate this Agreement without liability to Kettle Drilling or the Selling Stockholders, by notice to Kettle Drilling and the Selling Stockholders at any time prior to the Closing if default shall be made by Kettle Drilling or the Selling Stockholders in the observance or in the due and timely performance of any of the material terms hereof to be performed by Kettle Drilling or the Selling Stockholders that cannot be cured at or prior to the Closing.

7.3 *Termination by Kettle Drilling or the Selling Stockholders*. Kettle Drilling or the Selling Stockholders may terminate this Agreement without liability to Timberline Resources or the Timberline Inside Stockholders, by notice to Timberline Resources at any time prior to the Closing if default shall be made by Timberline Resources in the observance or in the due and timely performance of any of the material terms hereof to be performed by Timberline Resources that cannot be cured at or prior to the Closing.

7.4   *Expiration Date*. Either Timberline Resources, Kettle Drilling or the Selling Stockholders may terminate this Agreement without liability to any party hereto if the transactions specified in Section 1 of this Agreement shall not have closed by March 1, 2006 (which date may be extended by mutual agreement of Timberline Resources, Kettle Drilling and the Selling Stockholders to a date not later than March 6, 2006) unless such failure is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants, agreements and conditions hereof to be performed or observed by such party at or before the Closing.

7.5   *Effect of Termination*. In the event that this Agreement shall be terminated pursuant to subsections 7.1, 7.2, 7.3 or 7.4 hereof, all further obligations of the parties hereto under this Agreement shall terminate without further liability of any party to the other, and each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement, including the fees, expenses and disbursements of its counsel: *provided, however*, that nothing herein shall relieve a breaching or defaulting party for liability or damages arising from any breach or default by it hereunder.

7.6   *Waiver of Conditions*. If any of the conditions specified in Sections 5 of this Agreement have not been satisfied, Timberline Resources may nevertheless at its election proceed with the transactions contemplated hereby. If any of the conditions specified in Sections 6 of this Agreement have not been satisfied, Kettle Drilling and the Selling Stockholders may nevertheless at their election proceed with the transactions contemplated hereby.

8.   **Timberline Resources' Post-Closing Covenants and Indemnities.** Timberline Resources hereby covenants to and for the benefit of Kettle Drilling and the Selling Stockholders as follows: (a) that it will use all reasonable effort promptly following Closing to cause any personal guaranties of the Selling Stockholders given or made in respect of any loan to Kettle Drilling to be removed, and in the event that Timberline Resources cannot remove any such personal guaranty, that it will indemnify the Selling Stockholders and hold them harmless from any personal liability in respect of such guaranties; and (b) until the later of such time as the Selling Stockholders (or their heirs or successors) cease to own any shares of Series A Stock or, if the Series A Stock has theretofore been converted into shares of Timberline Resources common stock as provided in the Resolution, such time as the Selling Stockholders (or their heirs or successors) cease to own less than ten percent of the number of such shares of Timberline Resources common stock into which the Series A Stock could have been converted as of the Closing, that without the prior written consent of the Selling Stockholders (or their heirs or successors), Timberline Resources will not directly or indirectly:

(a)   amend or seek to amend the articles of incorporation or the bylaws of Kettle Drilling;

(b)   issue any additional shares of common stock of Kettle Drilling;

(c)   increase the number of directors of Kettle Drilling beyond four;

(d) merge Kettle Drilling with or into any corporation or entity (including Timberline Resources) or consolidate Kettle Drilling and Timberline Resources with or into any corporation or entity;

(e) sell all or substantially all of the assets of Kettle Drilling; or

(f) seek to avoid its obligations under the Registration Rights Agreement or the obligations of the Timberline Inside Stockholders under the Voting Trust Agreement.

9. **Miscellaneous Provisions.**

9.1 *Entire Agreement*. This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

9.2 *Survival of Warranties*. The representations and warranties of Kettle Drilling, the Selling Stockholders, Timberline Resources and the Timberline Inside Stockholders contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

9.3 *Successors and Assigns*. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.4 *Governing Law*. This Agreement shall be governed by and construed under the laws of the State of Idaho as applied to agreements among Idaho residents and corporations organized or domiciled in such state that are entered into and are to be performed entirely within Idaho.

9.5 *Arbitration*. Any dispute regarding the interpretation of this Agreement or the performance by any party hereto of their respective obligations shall be submitted to and determined by the decision of a board of arbitration consisting of three members ("Board of Arbitration") selected as hereinafter provided. Timberline Resources shall select an arbitrator and the Selling Stockholders shall select an arbitrator, each of whom shall be a member of the Board of Arbitration who is independent of the parties. A third Board of Arbitration member, independent of the parties, shall be selected by mutual agreement of the other two Board of Arbitration members. If the other two Board of Arbitration members fail to reach agreement on such third member within 20 days after their selection, such third member shall thereafter be selected by the American Arbitration

Association upon application made to it for such purpose by any party to the arbitration. The Board of Arbitration shall meet in Spokane, Washington, and shall reach and render a decision in writing (which shall state the reasons for its decisions in writing and shall make such decisions entirely on the basis of the substantive law governing the Agreement and which shall be concurred in by a majority of the members of the Board of Arbitration) with respect to the items in dispute. In connection with rendering its decisions, the Board of Arbitration shall adopt and follow the Commercial Rules of Arbitration of the American Arbitration Association. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than 30 calendar days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to Timberline Resources, the Timberline Inside Stockholders, Kettle Drilling and the Selling Stockholders. Any decision made by the Board of Arbitration (either prior to or after the expiration of such 30 calendar day period) shall be final, binding and conclusive on the parties to this Agreement and each party to the arbitration shall be entitled to enforce such decision to the fullest extent permitted by law and entered in any court of competent jurisdiction. The fees and expenses of the Board of Arbitration and the reasonable fees and expenses of legal counsel and consultants of the parties shall be allocated among the parties in the same proportion that the aggregate amount of the disputed items so submitted to the Board of Arbitration that is unsuccessfully submitted by each of them (as finally determined by the Board of Arbitration) bears to the total amount of items so submitted.

9.6   *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.7   *Titles and Subtitles*. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.8   *Notices*. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage prepaid, by hand or by a reputable nationwide overnight express service, addressed, as follows:

If to Timberline Resources or the Timberline Inside Stockholders:

Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington 99203
Attention: John Swallow
Telefacsmile: (509) 747-5250

with a copy to:

Thomas E. Boccieri

STOCK PURCHASE AND SALE AGREEMENT - 28

561 Schaefer Avenue
Oradell, New Jersey 07649-2517
Telefacsimile: (201) 265-6069

If to Kettle Drilling or the Selling Stockholders:

Kettle Drilling, Inc.
2775 North Howard Street, Suite 2
Coeur d'Alene, Idaho 83815
Attention: David Deeds
Telefacsimile: (208) 664-6311

with a copy to:

Randall & Danskin, P.S.
1500 Bank of America Financial Center
601 West Riverside Avenue, Suite 1500
Spokane, Washington 99201-0653
Attention: Douglas Siddoway
Telefacsimile: (509) 624-2258

9.9   *Expenses*. Irrespective of whether the Closing is affected, each party hereto shall pay its costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

9.10   *Severability*. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TIMBERLINE RESOURCES: Timberline Resources Corporation,
                                 an Idaho corporation

                                 By: /s/John Swallow
                                 Name: John Swallow
                                 Title: CEP

KETTLE DRILLING: Kettle Drilling, Inc.,
                                 an Idaho corporation

                                 By: /s/ Douglas Kettle
                                 Name: Douglas Kettle
                                 Title: President

SELLING STOCKHOLDERS: /s/ Douglas Kettle
                                 Douglas Kettle, a married man dealing in his sole and
                                 separate property

                                      /s/ David L. Deeds

                                      /s/ Margaret E. Deeds
                                 David L. Deeds and Margaret E. Deeds, husband and
                                 wife, dealing in their community property

TIMBERLINE INSIDE STOCKHOLDERS:

                                      /s/ John Swallow
                                 John Swallow

                                      /s/ Stephen Goss
                                 Stephen Goss

                                      /s/ Tom Gurkowski
                                 Tom Gurkowski

                                      /s/ Vance Thornsberry
                                 Vance Thornsberry

                                      /s/ Eric Klepfer
                                 Eric Klepfer

                                      /s/ Paul Dircksen
                                 Paul Dircksen

STOCK PURCHASE AND SALE AGREEMENT - 30

Schedule A to Stock Purchase and Sale Agreement
(Schedule of Exceptions)

This schedule of exceptions sets forth exceptions to the representations and warranties made by Kettle Drilling and the Selling Stockholders in Section 2 of the Agreement. Unless the context otherwise requires, all capitalized terms used herein shall have the same meanings that are ascribed to them in the Agreement. The Section numbers indicated refer to sections in the Agreement, however the exceptions set forth in this schedule shall apply to any of the representations and warranties made by Kettle Drilling and the Selling Stockholders where appropriate.

Section	Exception
2.4	Kettle Drilling and the Selling Stockholders (and Brenda Kettle) are parties to an Agreement to Redeem Stock and to Amend Option to Purchase Stock, dated June 22, 2004, pursuant to which Kettle Drilling is obligated to pay Brenda Kettle a specified additional sum as further consideration for the redemption of her shares of Kettle Drilling if, in addition to other events specified therein, either Douglas Kettle or David Deeds sold any of their respective shares of Kettle Drilling. Kettle Drilling, the Selling Stockholders and Brenda Kettle have since amended the agreement to terminate Kettle Drilling's obligation to pay Brenda Kettle such additional sum. The Selling Stockholders are also parties to a Shareholders Agreement dated February 20, 2006 that restricts their ability to sell their shares of Kettle Drilling and grants each of them a right of first refusal to purchase the shares of the other in the event one of them seeks to sell their shares or receives a bona fide offer to buy such shares. The Selling Stockholders have waived such provisions in conjunction with the proposed purchase of their shares of Kettle Drilling by Timberline Resources pursuant to the Agreement.
2.5	Kettle Drilling has one subsidiary, World Wide Exploration, S.A. de C.V., which is organized and existing under the laws of Mexico.
2.6	Kettle Drilling has the following liabilities: (a) Liabilities totaling $1,140,270.43, payable in respect of the following items or accounts, and in the following amounts:

Item or Account	Amount
Wells Fargo MC #8103	$ 3,105.02
Wells Fargo VISA #3541	4,039.28
Kubota Credit #7082	6,507.96
Diversified 98 Skytrack #2028	22,740.83
Atlas B20Y #5782	71,459.04

Item or Account	Amount
Atlas Copco B29 Power Pack	14,548.00
CNH Capital-New Holland #7761	24,644.16
Atlas Copco B20APC #	131,697.97
Atlas Copco U8APC #8505-1	201,173.06
Kubota Tractor and RTV Loan #2034	11,092.36
Wells Fargo Loan #0143272 T1000	140,000.00
Mountain West LOC #3529	64,452.59
Mountain West (Hagby) #47004231	26,804.01
Stock Redemption - Brenda Kettle	25,500.00
Borrego Springs #4010	124,920.98
Automobile Loan – Wells BMW	37,871.29
Automobile Loan – Jaguar	80,927.58
Wells Fargo – Cherokee #9001	11,990.03
04 Ford E350 Van Vin #5690	20,028.90
Ford Credit – E350 Van Vin #2840	17,506.14
Ford Credit – 04 F150 #4518	30,407.13
05 Ford Mustand #1048	22,132.39
05 Ford F250 #2577	20,811.49
Ford Credit – 05 F250 #2344	25,910.22
Total	$1,140,270.43

(b) Liabilities of $80,000 for management employee bonuses that were earned as of December 31, 2005 and are payable during the first quarter of 2006;

(c) Liabilities for the repayment of advances made and to be made to the Company by Doug Kettle and David Deeds during the first quarter of 2006 (it being acknowledged that Doug Kettle and David Deeds advanced the Company $180,000 and $75,000, respectively, as of February 10, 2006); and

(d) Liability for workmen's compensation and other insurance premiums, which are reasonably expected to range in amount from $30,000 to $90,000, depending on the results of insurance company audits.

2.7 During the course of its various drilling operations, Kettle Drilling is sometimes informed that one or more permits or municipal licenses necessary to such operations was not been obtained. Kettle Drilling promptly obtains the necessary permits when so apprised. It does not believe that its failure to obtain all of the necessary permits at the outset of any particular drilling operation has had or will have a material adverse effect on its business, properties, prospects, or financial condition.

2.10 Please see Kettle Drilling's and the Selling Stockholders response set forth in Section 2.6, above.

2.12(k) Please see Kettle Drilling's and the Selling Stockholders response set forth in Section 2.4, above.

2.13 Kettle Drilling does not own any patents, trademarks, service marks, trade names, copyrights or licenses. Kettle Drilling is not a party to any confidentiality agreement with its employees, consultants or agents to protect the unauthorized use or dissemination of its trade secret information.

2.19 Please see Kettle Drilling's and the Selling Stockholders response set forth in Section 2.4, above.

Section	Exception

3.5   *Capitalization.* Timberline does have in effect a number of property agreements.   A description of the properties and agreements will be provided. It does not appear that any of these contracts will result in the issuance of additional shares prior to the closing; however, our agreement with Western Goldfields could result in the issuance of 390,000 shares of common stock after closing, if Timberline chooses to exercise, on April 1, 2006, its option to continue with the venture, as follows:

> 75,000 shares in 2006;
> 100,000 shares in 2007; and
> 215,000 shares in 2008.

In addition, if Timberline does exercise said option, it is also required to issue to Western Goldfields, between 2006 and 2008, options to purchase 250,000 shares of Timberline's common stock at $.65 per share.

Presently, Timberline does not have an intention to exercise said option.

Cougar Valley, LLC – controlled by Timberline's CEO – has options for 500,000 shares @.40 expiring 6/7/06. Approximately 250,000 shares ($100,000) of this option will be exercised at or near the close of this transaction.

3.7.   *Contracts or Other Commitments.* As referenced in the Form 10SB filed with the SEC, there are two loans outstanding to Timberline from its CEO John Swallow. One loan is for $125,000 to be paid at 10% per annum convertible into shares at Timberline's option. The second loan is $100,000 to be paid at 10% per annum.

In addition, see the attached "Timberline Resources Property and Agreement Summary" (Attachment 1 To Timberline's Schedule of Exceptions) for listing of the future payments that are due under the various property agreements.

3.11   *Material Liabilities.* See loans from Timberline's CEO (3.7, above). Additionally, Timberline was predominantly an exploration based company and has a substantial tax loss carry-forward (in excess of $3 million) on its books. This is referenced in more detail in the Form 10SB.

3.13 (j)   See loans from CEO referenced above in Item 3.07.

3.22   *Broker's or Finder's Fees.* Timberline is undertaking a private placement in connection with raising the funds to complete this transaction.

Commissions and/or finder's fee will be paid as described in the offering memorandum. A copy of the offering memorandum has been provided to Kettle management with a final copy of the memorandum to be provided following this agreement.

In connection with this transaction, Mark Hartmann of Wallace was involved in a previous purchase arrangement for Kettle Drilling. The terms of that agreement were not met and subsequently Mr. Hartmann introduced Kettle Drilling to Timberline. Timberline had no previous arrangement or agreement in place with Mr. Hartmann or Kettle. A finder's fee and/or share/option award may or may not be offered to Mr. Hartmann – to be agreed to by both Timberline and Kettle management.

<u>**Attachment 1 To Timberline's Schedule of Exceptions**</u>

Timberline Resources Corporation – Property and Agreement Summary

Nevada Mineral Agreements

<u>**Olympic Property**</u>

Owner:	Sedi-Met, Inc.
Agreement Date:	April 15, 2004; amended April 15, 2005

Payments:		
	April 15, 2004	$15,000 + 10,000 shares of stock
	March 10, 2005	$20,000
	March 10, 2006	$25,000
	March 10, 2007	$30,000
	March 10, 2008	$35,000
	March 10, 2009 and yearly thereafter	$40,000

Royalty:	3% NSR
Option to Purchase:	1% NSR prior to 10/09/07 for $500,000
Work Commitment:	$50,000 prior to 3/09/06, including 5 RC drill holes totaling a minimum of 2,500 feet
Property:	117 unpatented "OM" claims

Summary at 10/03/05:   Payments to owner: $35,000 + 10,000 shares of stock
Maintenance Payments to BLM in 2004: $6,300
Filing fees to expand claim group from 63 to 117: $6,750
Maintenance payments to BLM in 2005: $14,625
Total Property Expense: $62,675

Maintenance Payment to BLM due 8/31/06: $14,625

<u>**Sun Property**</u>

Owner:	Howard Adams, David Miller
Agreement Date:	April 28, 2004; amended April 14, 2005
Payments:	April 28, 2004 10,000 shares + $10,000

March 30, 2005
and yearly thereafter $10,000

Royalty: 3% NSR

Timberline Agreement Summary
Page 2

Option to Purchase: $150,000 of work prior to 10/01/06 earns 1% NSR
                          $150,000 cash payment purchases 1% NSR

Work Commitment: $50,000 annually (may pay cash in lieu of work)

Property: 47 unpatented "Sun" claims

                          Maintenance payment due BLM 8/31/06: $5,875

Downeyville Prospect

Owner: Howard Adams and David Miller

Agreement Date: April 14, 2005

Payments: April 14, 2005 $12,000 + 8,000 shares
                          April 1, 2006 and
                          yearly thereafter $10,000

Royalty: 3% NSR

Option to Purchase: $150,000 of work prior to 10/01/08 earns 1% NSR
                          $150,000 cash payment purchases 1% NSR

Work Commitment: April 15, 2005 – April 14, 2006 $20,000
                          Annually thereafter $50,000
                          (Payment in lieu of work can be made)

Property: 22 DOW unpatented claims

                          Maintenance payment due BLM 8/31/06: $2,750

Cedar Mountain Properties (HD, ACE, PAC)

Owner: Howard Adams, David Miller

Agreement Date: April 28, 2004; amended April 14, 2005

Payments:

	April 28, 2004	$12,000 + 10,000 shares
	April 14, 2005	$10,000 + 20,000 shares
	March 30, 2006	$15,000
	March 30, 2007	$20,000
	March 30, 2008	
	and yearly thereafter	$25,000

Royalty: 3% NSR

Option to Purchase: $250,000 in work prior to 10/01/07 earns 1% NSR
$150,000 cash payment purchases 1% NSR

Work Commitment: $30,000 annually (payment in lieu of work can be made)

Property: 25 PAC, 23 HD and 17 ACE unpatented claims (65 total)
Claim groups can be dropped; payments are reduced
$2,500 for each group dropped from the agreement

Maintenance payment due BLM 8/31/06: $8,125

Sanger Mine, Esmeralda County, Nevada

Owner: Renegade Exploration, Inc.

Agreement date: Letter of Intent dated 8/12/05

Payments: $1,000 on execution of the LOI

On signing of Mineral Lease	$ 5,000 + 10,000 shares
1st anniversary of Mineral Lease	$ 5,000
2nd anniversary of Mineral Lease	$10,000
3rd anniversary and annually thereafter	$25,000

Royalty: 1% NSR

Option to Purchase: 1% NSR royalty can be purchased for $500,000

Property: S-1-8 and S-11 unpatented claims

                                 Maintenance fee due BLM 8/31/06: $1,125

Montana Cu-Ag Properties, Lincoln and Sanders County, Montana

Owner: Timberline Resources

Lessee: Sterling Mining Company

Agreement Date: November 26, 2004

Payments: $65,500 (debt repayment) + $19,600 (cash for expenses)
                                 Paid on execution - 11/26/04

                                 June 1, 2007 $5,000 per claim group retained

Royalty: 1% NSR

Work Commitment: None

Property: 4 groups of unpatented lode mining claims:
                                 Lucky Luke (LL); 20 claims – Sanders County
                                 Standard Creek (SC) 29 claims – Lincoln County
                                 Minton Pass (MCP) 20 claims – Sanders County
                                 East Bull (EB) 19 claims – Lincoln County

                                 Maintenance fees to BLM paid by Sterling Mining

Spencer Gold Prospect, Clark County, Idaho

Owner: State of Idaho/Jim Ebisch, lessee

Sublease Agreement Date: February 17, 2004

Payments: February 17, 2004 $2,830.30 +100,000shares to vendor
                                 March 1, 2005 $640.00 (to State of Idaho)
                                  and yearly thereafter $640.00 (to State of Idaho)

Royalty: 5% of Gross Receipts (see State Lease for definition)

| Work Commitment: | None; annual report required |

| Property: | 640 acres – State of Idaho Mineral Lease 9347, dated 1/01/04; anniversary date 3/01 annually
Section 16, Township 12 North, Range 37 East, B.M.
Clark County, Idaho |

Snowstorm Area Agreements, Shoshone County, Idaho

Owner:	Timberline Resources Corporation
Property:	Approximately 50 unpatented lode mining claims
Royalty:	4% NSR to Hecla
Payments:	BLM maintenance payment due 8/31/06: $6,250
Work Commitment:	None

Snowshoe Mining Company Agreement

| Owner: | Snowshoe Mining Company, Inc. |
| Agreement date: | May 23, 2005 |

Payments:	May 23, 2005	$8,000
	May 1, 2006	$8,000
	May 1, 2007	$10,000
	May 1, 2008	$10,000
	May 1, 2009	
	and yearly thereafter	$15,000

| Royalty: | 3% NSR to Snowshoe; 1% NSR to Hecla |
| Work commitment: | $10,000 annually (fulfilled for next 5 years) |

No maintenance payments due BLM

Western Goldfields Agreement

This agreement covers 16 unpatented lode mining claims; BLM maintenance obligations total $2,000 annually. The agreement provides for certain stock issuances beginning April 1, 2006.   Timberline intends to renegotiate this agreement or terminate it prior to 4/1/06.

Hecla Agreement

The Hecla Agreement provides for a retained 4% NSR royalty on any production from the Snowstorm area of interest. There are no payments or work commitments associated with this agreement.

Exhibit A to Stock Purchase and Sale Agreement

SELLING STOCKHOLDER INFORMATION

Name and Address	Number of Shares Owned	Percentage of Class
Douglas Kettle 5401 East Lancaster Hayden, Idaho 83835	76.5 shares	75 percent
David Deeds 5609 East Lancaster Hayden, Idaho 83835	25.5 shares	25 percent

SERIES A PREFERRED STOCK RESOLUTION
OF
TIMBERLINE RESOURCES CORPORATION

The following resolutions (the "Resolution") were duly adopted by the Board of Directors of Timberline Resources Corporation (the "Corporation"), an Idaho corporation, at a specially convened meeting of the Board of Directors held on February __, 2006 at _____ a.m..

RESOLVED, that it is desirable and in the best interests of the Corporation to create a series of preferred stock, hereinafter called the Series A Preferred Stock (the "Series A Stock"), and to authorize 5,000,000 shares of Series A Stock for issuance pursuant to the Articles of Incorporation of the Corporation as heretofore restated and amended (the "Articles of Incorporation"); and be it further

RESOLVED, that the relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Stock and the holders thereof are as follows:

1.   Dividends. The holders of record of Series A Stock (the "Series A Holders") shall be entitled to receive dividends out of funds legally available therefor, when, as and if declared by the Board of Directors of the Corporation (the "Board"), provided that:

        (a)   *Preferential Dividends*. The Series A Holders shall be entitled to receive preferential dividends (adjusted appropriately for stock splits and the like), of $0.032 per share per year.

        (b)   *Paid Ratably*. Such preferential dividends shall be paid ratably in proportion to the respective preference amounts of the Series A Holders and in preference and prior to any dividends paid in respect the Common Stock.

        (c)   *Noncumulative*. Until December 31, 2006, such preferential dividends shall be noncumulative and no right shall accrue to the Series A Holders by reason of the fact that such dividends are not declared in any period. After December 31, 2006, such preferential dividends shall be cumulative, and shall accrue ratably over each fiscal year.

        (d)   *Additional Dividends*. Any dividends paid in addition to the preferential dividends of the Series A Holders shall be paid ratably to the holders of record of Common Stock (the "Common Holders") and to the Series A Holders in proportion to the number of shares of Series A Stock held by the Series A Holders on an as converted basis pursuant to the Corporation's Articles of Incorporation and this Resolution.

2.   Liquidation Preferences.

SERIES A PREFERRED STOCK RESOLUTIONS OF
TIMBERLINE RESOURCES CORPORATION - 1

(a)   *Liquidation*. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary:

       (i)   The Series A Holders shall be entitled to receive a liquidation preference of $0.55 per share of Series A Stock (adjusted appropriately for stock splits and the like) plus any accumulated and unpaid dividends thereon.

       (ii)   If the assets to be distributed to the shareholders (the "Assets") are insufficient to permit the payment of such liquidation preference, then all of the Assets shall be distributed ratably among the Series A Holders in proportion to the full liquidation preferences the Series A Holders would otherwise be entitled to receive.

       (iii)   After payment of such full liquidation preferences, the Common Holders shall be entitled to receive ratably the entire remaining Assets, if any.

       (iv)   Notwithstanding the foregoing, in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, any Series A Holder may elect to receive, in lieu of such Series A Holder's liquidation preference, the amount distributable to a Common Holder on an as converted basis.

(b)   *Merger or Sale of Assets*. For purposes of this subsection 2, a "liquidation" shall include (i) a merger or consolidation in which the Corporation's outstanding shares are exchanged for other securities, property or cash, or any combination of securities, property or cash, and (ii) a sale of all or substantially all of the assets of the Corporation. Notwithstanding the foregoing, any Series A Holder may elect to receive, in lieu of the liquidation preference, the consideration received by a Common Holder in any such merger, consolidation or sale of assets, on an as converted basis.

3.   Conversion. The Series A Holders shall have conversion rights as follows (the "Conversion Rights"):

(a)   *Right to Convert; Automatic Conversion*.

       (i)   Subject to subsection 3(c), each share of Series A Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the offices of the Corporation or any transfer agent for such shares, into such number of fully paid and nonassessable shares of Common Stock determined as set forth below. Each share of Series A Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.40 by the Series A Stock conversion price (the "Series A Conversion Price"), determined as hereafter provided, in effect at the time of conversion. The initial Series A Conversion Price shall be equal to $0.40; provided, however, that the Series A Conversion Price shall be subject to adjustment as set forth in subsection 3(c) below.

       (ii)   Each share of Series A Stock shall automatically be converted into shares of Common Stock at the Series A Conversion Price immediately upon the earliest to occur of:

(A)   The effective date of a registration statement under the Securities Act of 1933, as amended, pursuant to an underwritten offering covering the offer and sale of Common Stock for the account of the Corporation to the public at a price per share (prior to underwriting commissions and expenses) of not less than $5.00 (as appropriately adjusted for stock splits and the like) and with aggregate gross proceeds not less than $10,000,000; or

(B)   December 31, 2010.

(b)   *Mechanics of Conversion*. Before any Series A Holder shall be entitled to convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the offices of the Corporation or of any transfer agent for such shares, and shall give written notice by mail, postage prepaid, to the Corporation at its principal corporate offices, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. (A Series A Holder may not effect a transfer of shares pursuant to a conversion unless all applicable restrictions on transfer are satisfied.) The Corporation shall, as soon as practicable thereafter, issue and deliver at such offices to such Series A Holder, or to the nominee or nominees of such Series A Holder, a certificate or certificates for the number of shares of Common Stock to which such Series A Holder shall be entitled as provided above. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series A Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(c)   *Conversion Price Adjustments*. The Series A Conversion Price shall be subject to adjustment from time to time as follows:

(i)   (A) If the Corporation shall issue any Additional Stock (as defined below) for a consideration per share less than the Series A Conversion Price in effect immediately prior to the issuance of such Additional Stock, then the Series A Conversion Price in effect immediately prior to each such issuance shall (except as otherwise provided in this clause (i)) be the price per share at which such Additional Stock was issued:

(B)   No adjustment of the Conversion Price for the Series A Stock shall be made in an amount less than one cent per share, provided that any adjustment that is not required to be made by reason of this sentence shall be carried forward and taken into account in any subsequent adjustment. Except to the limited extent provided for in subsections 3(c)(i)(E)(3), 3(c)(i)(E)(4) and 3(c)(iv), no adjustment of the Series A Conversion Price shall have the effect of increasing the Series A Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C)   In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D)   In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board.

(E)   In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities (where the shares of Common Stock issuable upon exercise of such options or rights or upon conversion or exchange of such securities are not excluded from the definition of Additional Stock), the following provisions shall apply:

(1)   the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 3(c)(i)(C) and 3(c)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights, plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby;

(2)   the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and the subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 3(c)(i)(C) and 3(c)(i)(D));

(3)   In the event of any change in the number of shares of Common Stock deliverable upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Series A Conversion Price in effect at the time shall forthwith be readjusted to such Conversion Price as would have obtained had the adjustment that was made upon the issuance of such options, rights or

securities not converted prior to such change, or the options or rights related to such securities not converted prior to such change been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise of any such options or rights or the conversion or exchange of such securities;

(4)   Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Series A Conversion Price shall forthwith be readjusted to such Conversion Price as would have obtained had the adjustment which was made upon the issuance of such options, rights or securities, or options or rights related to such securities, been made upon the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities.

(ii)   "Effective Date" with respect to the Series A Stock means the first date on which any shares of Series A Stock were issued. "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 3(c)(i)(E)) by the Corporation after the Effective Date other than:

(A)   Common Stock issued pursuant to a transaction described in subsection 3(c)(iii); or

(B)   Up to 297,500 shares of Common Stock issued or issuable to employees, directors or consultants of the Corporation for the purpose of an incentive or under any warrant, stock option, stock purchase or similar plan approved by the Board; or

(C)   Common Stock issued or issuable upon conversion of the shares of Series A Stock.

(iii)   In the event the Corporation should at any time or from time to time after the Effective Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Series A Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each such share shall be increased in proportion to such increase of outstanding shares determined by taking subsection 3(c)(i)(E) into account.

(iv)   If the number of shares of Common Stock outstanding at any time after the Effective Date is decreased by a combination of the outstanding shares of Common Stock, then, as of the record date of such combination, the Series A Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each such share shall be decreased in proportion to such decrease in outstanding shares.

(d)   *Other Distributions*. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends), or options or rights not referred to in subsection 3(c)(iii), then, in each such case for the purpose of this subsection 3(d), the Series A Holders shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e)   *Recapitalizations*. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Resolution), provision shall be made (in form and substance satisfactory to the holders of 80 percent or more of the Series A Stock then outstanding) so that the Series A Holders shall thereafter be entitled to receive, upon conversion of the Series A Stock, such shares or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Resolution with respect to the rights of the Series A Holders after the recapitalization to the end that the provisions of this Resolution (including adjustment of the Series A Conversion Price then in effect and the number of shares that may be acquired upon conversion of shares of Series A Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(f)   *No Impairment*. Except as provided in subsection 5(b), the Corporation will not, by amendment of either this Resolution or its Articles of Incorporation, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Resolution and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Series A Holders against impairment.

(g)   *No Fractional Shares and Certificate as to Adjustments*.

(i)   No fractional shares shall be issued upon conversion of shares of Series A Stock. In lieu of fractional shares, the number of shares of Common Stock to be issued shall be rounded to the nearest whole number; provided, however, that such determination shall be made on the basis of the total number of shares of Series A Stock the Series A Holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii)   Upon the occurrence of each adjustment of the Series A Conversion Price pursuant to subsection 3(c) of this Resolution, the Corporation, at its expense, shall promptly compute such adjustment in accordance with the terms hereof and prepare and furnish to each Series A Holder a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Corporation shall, upon the written request at any time of any Series A Holder, furnish or cause to be furnished to such Series A Holder a like certificate setting forth (A) such adjustment, (B) the Series A Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder's shares of Series A Stock.

(h)   *Notices of Record Date*. In the event of any taking by the Corporation of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each Series A Holder, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)   *Reservation of Common Stock Issuable Upon Conversion*. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

(j)   *Notices*. Any notice required by the provisions of this section to be given to the Series A Holders shall be deemed to be delivered when deposited in the United States mail, postage prepaid, registered or certified, and addressed to each Series A Holder of record at his address appearing on the stock transfer books of the Corporation.

4.   Redemption of Series A Stock and Common Stock.

(a)   *Redemption Events*. The Series A Stock of a holder thereof and any Common Stock issued upon the conversion of the Series A Stock (the "Converted Common Stock") of a holder thereof (a "Converted Common Holder") is subject to redemption at the written direction of such holder, at a redemption price equal to (i) in the case of Series A Stock, the liquidation preference set forth in subsection 2(a)(i) of this Resolution (which liquidation preference includes any accrued and unpaid dividends on the Series A Stock) and (ii) in the case of Converted Common Stock, at the average reported price of the Common Stock during the four calendar weeks immediately preceding the date notice of redemption is given pursuant to subsection 4(b) of this Resolution , if any one or more of the following events shall have occurred:

(i)   If the Corporation shall not have obtained approval for the Common Stock to be listed and traded on an exchange that is registered as a "national securities exchange" pursuant to Section 6 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on or before December 31, 2008;

(ii)   If, after having been approved for listing and trading on an exchange that is registered as a "national securities exchange" pursuant to Section 6 of the Exchange Act, the Common Stock is thereafter delisted from such exchange, or if trading in the Common Stock on such exchange is otherwise terminated or suspended;

(iii)   If, after having been approved for listing and trading on an exchange that is registered as a "national securities exchange" pursuant to Section 6 of the Exchange Act, the average weekly reported volume of trading in the Common Stock on such exchange during the preceding four calendar weeks is less than 25 percent of the number of shares of Common Stock into which the outstanding Series A Stock is then convertible;

(iv)   If, after having been approved for listing and trading on an exchange that is registered as a "national securities exchange" pursuant to Section 6 of the Exchange Act, the average reported price of the Common Stock on such exchange during the preceding four calendar weeks is less than the liquidation preference of the Series A Stock set forth in subsection 2(a)(i) of this Resolution (which liquidation preference includes any accrued and unpaid dividends on the Series A Stock);

(v)   If the Corporation shall become insolvent, make a transfer in fraud to or an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts as they become due;

(vi)   If a receiver, custodian, liquidator or trustee shall be applied for by the Corporation or shall be appointed for all or substantially all of the assets of the Corporation, or if any such receiver, custodian, liquidator or trustee shall be appointed in any proceeding brought against the Corporation and such appointment is not contested or is not dismissed or discharged within 60 days after such appointment, or if the Corporation shall acquiesce in such appointment;

(vii)   If the Corporation shall file a petition for relief under the federal Bankruptcy Code, as amended, or under any similar law or statute of the United States or any state thereof, or if the Corporation shall seek to take advantage of any insolvency law;

(viii)   If a petition against the Corporation shall be filed commencing an involuntary case under any present or future federal or state bankruptcy or similar law, and such petition shall not be dismissed or discharged within 60 days of filing; or

(ix)   If the Corporation shall have failed to honor any of its covenants and indemnity obligations set forth in section 9 of that certain stock purchase and sale agreement, dated February 17, 2006, to which it is a party; or

(x)   If the Corporation shall have failed to perform any of its obligations to the other parties thereto under that certain registration rights agreement or that certain voting trust agreement, each dated March __, 2006; or

(xi)   If the Corporation shall at be the subject of a civil administrative or criminal proceeding or investigation, or civil suit, predicated on allegations that the Corporation or its controlling persons have violated the registration or antifraud provisions of federal or state securities law, and such proceeding, investigation or suit is not dismissed or terminated without material prejudice to the Corporation or its shareholders within 180 days of filing.

(b)   *Notice of Redemption*. Unless waived by the Corporation, notice of redemption shall be given by the Series A Holders or Converted Common Holders requesting redemption (the "Requesting Holders") by mailing a copy of a redemption notice to the Corporation by first class mail at least 30 days and not more than 60 days prior to the redemption date. The notices of redemption shall be signed and dated by the Requesting Holders, and shall state: the names and addresses of the Requesting Holders; the number of shares of Series A Stock and Converted Common Stock held by each Requesting Holder; a concise statement of the event or events specified in subsection 4(a) of this Resolution on which the redemption is predicated; and the redemption price and a concise statement setting forth the basis on which the redemption price was calculated.

(c)   *Payment of Redemption Price*. Upon receipt of the notice of redemption, the Corporation shall promptly (and, in any event, within five business days of its receipt of such notice) notify the Requesting Holders of the time when certificates for the Series A Stock or Converted Common Stock are to be surrendered at the principal offices of the Corporation against payment of the redemption price. Unless waived in writing by the Requesting Holders, the time of payment shall be no later than 30 days from the date the Corporation first received the notice of redemption. Except as provided in subsection 4(d) of this Resolution, the redemption price shall be in paid in lawful currency of the United States against delivery of certificates for the redeemed shares of Series A Stock or Converted Common Stock, duly endorsed by the Requesting Holders for transfer to the Corporation.

(d)   *Inability to Pay Redemption Price; Spin Off of Kettle Drilling*. In the event the Corporation fails or is unable for any reason to pay the Requesting Holders the full redemption price of the Series A Stock or Converted Common Stock in cash, then the following provisions shall apply:

(i)   The Corporation's failure or inability to pay the full redemption price of the Series A Stock or Converted Common Stock in cash shall thereupon constitute an offer by the Corporation to sell all of the issued and outstanding shares of capital stock of Kettle Drilling, Inc., an Idaho corporation and a wholly-owned subsidiary of the Corporation ("Kettle Drilling") to the Requesting Holders.

(ii)   The purchase price of all of the issued and outstanding shares of capital stock of Kettle Drilling (the "Kettle Drilling Purchase Price") shall be determined by multiplying the average reported price of the Common Stock during the four calendar weeks immediately preceding the date notice of redemption is given pursuant to subsection 4(b) of this Resolution by 5,000,000 (being the number of shares of Common Stock into which the Series A Stock is convertible as of the date of this Resolution).

(iii)   The Requesting Holders shall thereafter have a period of 60 days within which to evaluate the Corporation's offer and notify the Corporation in writing whether they accept it or reject it. Should they accept the Corporation's offer, they shall pay the Kettle Drilling Purchase Price as follows:

(A)   The Requesting Holders shall surrender such number of shares of Series A Stock and Converted Common Stock to the Corporation as are sufficient to satisfy the Kettle Drilling Purchase Price. Such shares shall be valued at their respective redemption prices set forth in subsection 4(a) of this Resolution.

(B)   If the value of the shares of Series A Stock and Converted Common Stock surrendered by the Requesting Holders is less than the Kettle Drilling Purchase Price, then the Requesting Holders shall pay the Corporation an amount equal to the difference between the Kettle Drilling Purchase Price and the value of such surrendered shares. The terms of payment shall be such as may be agreed upon by the Corporation and the Requesting Holders. In the event the Corporation and the Requesting Holders cannot agree upon terms, then the Requesting Holders shall pay the obligation to the Corporation as follows: not less than ten percent (10%) of the purchase price shall be payable in cash upon the closing of the transaction; and the balance of the purchase price shall be evidenced by a full recourse promissory note of standard form having a maturity of not more than five years, with the declining balance bearing interest at a rate equal to the prime rate as published in *The Wall Street Journal* on or most recently prior to the closing date of the transaction. The first monthly installment shall be due and payable on the first of the month next following the date that is one month after the closing date of the transaction. The note shall be subject to prepayment in whole or in part at any time and without penalty. In the event of default in payment of any installment of principal or interest when due and after the expiration of ten days from the date the Corporation gave written notice to the Requesting Holders of such default, the whole sum of principal and interest shall become immediately due and payable at the option of the Corporation. The note shall provide for the payment of attorney fees and costs of suit by the Requesting Holders should any legal action for collection be commenced.

(iv)   Should the Requesting Holders accept the Corporation's offer, they and the Corporation shall schedule a closing date for the transaction, which shall be no more than 60 days from the date the Requesting Holders notify the Corporation of their acceptance. In conjunction with such closing, the Requesting Holders and the Corporation agree to use their best efforts to remove the Corporation from all contingent liability in connection with Kettle Drilling, including, but not limited to, guarantees on promissory notes, guarantees relating to bonding, and any other continuing guarantees relating or pertaining to Kettle Drilling and its operations that are binding upon the Corporation. In the event the Requesting Holders and the Corporation are unable to remove the Corporation from all such contingent liability, then the Requesting Holders shall jointly and severally indemnify and hold the Corporation harmless from any claim or cause of action which may arise as a result of any such contingent liability.

5.   Voting Rights and Protective Provisions.

(a)   *General*. Except as provided below and except as provided by law, the Common Holders and the Series A Holders shall at all times vote as a single class on an as-converted basis. Each Series A Holder shall be entitled to vote the number of shares of Common Stock into which the shares of Series A Stock may then be converted.

(b)   *Protective Provisions*. So long as any shares of Series A Stock remain outstanding, the Corporation shall not, without the approval of the holders of 80 percent or more of the outstanding shares of the Series A Stock then outstanding:

(i)   amend this Resolution, or amend the Articles of Incorporation or the bylaws of the Corporation if such action would alter or change the rights, preferences or privileges of the Series A Stock;

(ii)   declare or pay any dividends on, or make any distribution of any kind in regard to, the Common Stock;

(iii)   create or authorize the creation or increase the authorized amount of any additional class or series of shares of stock, unless the same ranks junior to the Series A Stock as to dividends, redemption and the distribution of assets on the liquidation, dissolution or winding up of this corporation; increase the authorized amount of any additional class or series of shares of stock unless the same ranks junior to the Series A Stock as to dividends, redemption and the distribution of assets on the liquidation, dissolution or winding up of this corporation; or create or authorize any obligation or security convertible into shares of Series A Stock, regardless of whether any such creation, authorization or increase shall be by means of amendment to the Articles of Incorporation or by merger, consolidation or otherwise;

(iv)   alter or amend the rights, preferences or privileges of the Series A Stock (whether by merger, consolidation, combination, reclassification or otherwise), increase or decrease the authorized number of shares of Series A Stock or Common Stock, or issue additional shares of Series A Stock;

(v)   merge or consolidate with or into any other corporation or entity except in connection solely with a change of domicile;

(vi)   create, incur, assume or suffer to exist any mortgage, deed of trust, pledge, lien, security interest, or other charge or encumbrance (including the lien or security title of a conditional vendor) of any nature (other than in respect of ad valorem taxes) with a value exceeding $100,000, upon or with respect to the Corporation's or any of its subsidiaries' assets or properties, other than such mortgages, deeds of trust, pledges, liens, security interests, charges and encumbrances in existence as of the date of this Resolution;

(vii)   enter into or renew any loan agreement or issue debt securities, in either case where the principal amount of the Corporation's financial obligations evidenced by such agreement or securities exceeds ten percent of the Corporation's prior book value as reasonably determined by the Board.

(viii)   increase the number of shares to be reserved for issuance under any incentive, officer, consultant or employee option plan as same exists as of the date of this Resolution;

(ix)   redeem or purchase any security issued by the Corporation other than as provided in section 4 of this Resolution.

(xi)   merge Kettle Drilling with or into any corporation or entity (including the Corporation) or consolidate Kettle Drilling and the Corporation with or into any corporation or entity

(xi)   sell all or substantially all of the assets of the Corporation or any subsidiary of the Corporation; or

(xii)   acquire any other corporation by merger, or purchase all or substantially all of the assets of any other company, in either case where the consideration paid by the Corporation exceeds ten percent of the Corporation's prior book value as reasonably determined by the Board consistent with the terms of the acquisition transaction; or

6.   Preemptive Right. In the event the Corporation shall offer for sale New Securities (as defined below), each Series A Holder shall be entitled to purchase its pro rata share of the New Securities, on the same terms and conditions and at the same price as that offered to third parties. The pro rata share of a Series A Holder for purposes of this section 6 is the ratio of the number of shares of Common Stock into which the shares of Series A Stock so held are then convertible to the sum of the total number of shares of Common Stock into which all shares of Series A Stock then outstanding are convertible plus the number of shares of Common Stock then outstanding. This preemptive right shall be subject to the following provisions:

(a)   "*New Securities*" shall mean any shares of the Corporation's Common Stock or preferred stock (the "Preferred Stock") and rights, options or warrants to purchase such shares of Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible into such shares of Common Stock or Preferred Stock; provided that New Securities does not include:

(i)   Common Stock issuable upon conversion of the Preferred Stock;

(ii)   securities issued in an underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, as amended;

(iii)   securities issued pursuant to the acquisition of another corporation by merger, the purchase of all or substantially all of its assets, or other reorganization;

(iv)   securities issued to employees, officers or directors of, or consultants to, the Corporation, pursuant to an arrangement approved by the Board, which arrangement is related directly to their services for the Corporation; or

(v)   securities issued to effect any stock split or stock dividend by the Corporation.

(b)   *Notice*. In the event the Corporation proposes to undertake an issuance of New Securities, it shall give each Series A Holder written notice of its intention, describing the type of New Securities and the price and terms upon which the Corporation proposes to issue the same. Each Series A Holder shall have 30 days from the date of receipt of any such notice to agree to purchase up to its pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Corporation and stating therein the quantity of New Securities to be purchased. In the event any Series A Holder elects not to exercise its preemptive right, it shall so notify the other Series A Holders in writing, and the remaining Series A Holders, or any of them, shall thereafter have the right, exercisable within such 30-day period, to purchase the unexercised portion of such Series A Holder's pro rata share of the New Securities, for the price and upon the terms specified in the notice. The number of shares of the New Securities to be purchased by the remaining Series A Holders under such circumstances shall be determined in accordance with the pro rata share of such electing Series A Holder determined by the ratio of the number of shares of Common Stock into which the shares of Series A Stock of the electing holders are then convertible to the sum of the total number of shares of Common Stock into which all shares of Series A Stock of the electing holders are then convertible.

(c)   *Sale*. The Corporation shall have 120 days thereafter to sell the New Securities respecting which the foregoing preemptive rights were not exercised or did not apply, at the price and upon terms no more favorable to the purchasers of such securities than specified in the Corporation's notice. In the event the Corporation has not sold the New Securities within such 120-day period, the Corporation shall not thereafter issue or sell any New Securities without first offering such securities to the Series A Holders in the manner provided above.

(d)   *Termination*. All rights under this section 6 of this Resolution shall terminate when the Corporation's Common Stock first becomes approved for listing and trading on an exchange that is registered as a "national securities exchange" pursuant to Section 6 of the Exchange Act.

7.   <u>Filing with the Secretary of State</u>. This Resolution, when executed on behalf of the Corporation, shall constitute an amendment to the Corporation's Articles of Incorporation. Once executed, the Corporation shall promptly cause a copy of this Resolution to be filed with the Secretary of State of the State of Idaho as an amendment to its Articles of Incorporation.

DATED: March __, 2006   _____

_____, Secretary

F:\users\47391\PreferredStockResolution

SERIES A PREFERRED STOCK RESOLUTIONS OF
TIMBERLINE RESOURCES CORPORATION - 14

Exhibit C to Stock Purchase and Sale Agreement

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made and entered into as of March __, 2006 by and among Timberline Resources Corporation ("Timberline Resources"), an Idaho corporation, and Douglas Kettle and David Deeds (individually a "Selling Stockholder" and collectively the "Selling Stockholders").

RECITALS:

WHEREAS, Timberline Resources, Kettle Drilling, the Selling Stockholders and others are parties to a Stock Purchase and Sale Agreement dated February 23, 2006 (the "Purchase and Sale Agreement"); and

WHEREAS, certain of Timberline Resources', Kettle Drillings' and the Selling Stockholders' obligations under the Purchase and Sale Agreement are conditioned upon the execution and delivery of this Agreement.

AGREEMENT:

NOW, THEREFORE, the parties hereto agree as follows:

1.   **Certain Definitions.**

Unless otherwise defined in this Agreement, capitalized terms shall have the meaning set forth in the Purchase and Sale Agreement. As used in this Agreement, the following terms shall have the meanings set forth below:

1.1   *Commission* shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

1.2   *Exchange Act* shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.3   *Holder* shall mean the Selling Stockholders, and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with the terms hereof.

1.4   *Other Stockholders* shall mean persons other than Holders who, by virtue of agreements with Timberline Resources, are entitled to include their securities in certain registrations hereunder.

1.5   *Registrable Securities* shall mean (i) the 100,000 shares of Common Stock issued to Kettle Drilling pursuant to the terms of that certain letter of intent dated December 15, 2005 among Timberline Resources, Kettle Drilling and the Selling Stockholders, (ii) the shares of Common Stock issuable upon conversion of the Series A Stock (assuming Series A Stock is issued by Timberline Resources) and (iii) any shares of Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in (i) or (ii) above, *provided, however*, that Registrable Securities shall not include (A) any shares of Common Stock which have previously been registered or have been sold to the public either pursuant to a registration statement or pursuant to Rule 144, or (B) any shares held by a Holder of Registrable Securities which would be permitted to be sold by such Holder under Rule 144(k) or within the volume limitations of Rule 144 during any 90-day period, as applicable, or (C) any shares held by a Holder of Registrable Securities which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

1.6   The terms *register*, *registered* and *registration* shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

1.7   *Registration Expenses* shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for Timberline Resources and one counsel for the Holders, blue sky fees and expenses, and expenses of any special audits incident to or required by any such registration, but shall not include Selling Expenses.

1.8   *Restricted Securities* shall mean any Registrable Securities required to bear the legend set forth in subsection 1.2(b) hereof.

1.9   *Rule 144* shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

1.10   *Rule 145* shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any' similar successor rule that may be promulgated by the Commission.

1.11   *Securities Act* shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

1.12   *Selling Expenses* shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of counsel included in Registration Expenses).

2.   **Restrictions on Transfer.**

2.1   *Compliance with Securities Act Registration Requirements*. Each Holder agrees not to make any disposition of all or any portion of the Registrable Securities unless and until the transferee has agreed in writing for the benefit of Timberline Resources to be bound by this Section 2, provided and to the extent such Section is then applicable, and:

(a)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   Such Holder shall have notified Timberline Resources of the proposed disposition and shall have furnished Timberline Resources with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by Timberline Resources, such Holder shall have furnished Timberline Resources with an opinion of counsel, reasonably satisfactory to Timberline Resources, that such disposition will not require registration of such shares under the Securities Act.

(c)   Notwithstanding the provisions of subparagraphs 2.1(a) and 2.1(b) above or any provision to the contrary in the Purchase and Sale Agreement, no such registration statement or opinion of counsel or any consent shall be necessary for a transfer by a Holder to the Holder's family member or trust for the benefit of an individual Holder unless Timberline Resources' transfer agent reasonably requests one, provided the transferee will be subject to the terms of this Section 2 to the same extent as if such transferee were an original Holder hereunder.

2.2   *Restrictive Legend*. Each certificate representing Registrable Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with the following legend:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACTS OF THOSE STATES IN WHICH OFFERS AND SALES OF THE SECURITIES WERE MADE. THE SECURITIES WERE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER SUCH ACTS OR AN EXEMPTION THEREFROM.

2.3   *Issuance of Unlegended Certificates*. Timberline Resources shall be obligated to reissue unlegended certificates promptly at the request of any Holder thereof if the Holder shall have obtained an opinion of counsel at such Holder's expense (which counsel may be counsel to Timberline Resources) reasonably acceptable to Timberline Resources to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend.

2.4   *Blue Sky Legends*. Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by Timberline Resources of an order of the appropriate blue sky authority authorizing such removal.

3.   **Piggy Back Registration Rights.**

3.1   *Notice of Proposed Registration; Best Efforts Inclusion*. If Timberline Resources shall determine to register any of its securities either for its own account or the account of a security holder or holders exercising their respective demand registration rights (other than pursuant to Section 4 hereof), other than a registration relating solely to employee benefit plans, or a registration relating to a corporate reorganization or other transaction on Form S-4, or a registration on any registration form that does not permit secondary sales, then Timberline Resources will:

(a)   promptly give to each Holder written notice thereof; and

(b)   use its best efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in subsection 3.2 below, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder and received by Timberline Resources within fifteen days after the written notice from Timberline Resources described in subsection 3.1(a) above is mailed or delivered by Timberline Resources. Such written request may specify all or a part of a Holder's Registrable Securities.

3.2   *Underwriting*. If the registration of which Timberline Resources gives notice is for a registered public offering involving an underwriting, then Timberline Resources shall so advise the Holders as a part of the written notice given pursuant to subsection 3.1(a). In such event, the right of any Holder to registration pursuant to this Section 3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with Timberline Resources and the Other Stockholders of securities of Timberline Resources with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by Timberline Resources.

3.3   *Limitation on Underwritten Shares*. Notwithstanding any other provision of this Section 3, if the representative of the underwriters advises Timberline Resources in writing that marketing factors require a limitation on the number of shares to be underwritten, the representative may (subject to the limitations set forth below) exclude all Registrable Securities from, or limit the number of Registrable Securities to be included in, the registration and underwriting. Timberline Resources shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated first to Timberline Resources for securities being

REGISTRATION RIGHTS AGREEMENT - 4

sold for its own account and thereafter as set forth in Section 13. If any person does not agree to the terms of any such underwriting, he shall be excluded therefrom by written notice from Timberline Resources or the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares of Registrable Securities to be included in such registration was previously reduced as a result of marketing factors, then Timberline Resources shall then offer to all persons who have retained the right to include securities in the registration the right to include additional securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among the persons requesting additional inclusion in accordance with Section 13 hereof.

4.   **Demand Registration Rights.** After Timberline Resources has qualified for the use of Form S-3, in addition to the rights contained in Section 3, Holders holding in the aggregate not less than 25 percent of the outstanding Registrable Securities shall have the right to request registration on Form S-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders), *provided, however,* that Timberline Resources shall not be obligated to effect any such registration under the following circumstances: (a) if the Holders, together with the holders of any other securities of Timberline Resources entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 to the public with aggregate proceeds of less than $100,000 or more than $2,000,000; or (b) if the Registrable Securities to be sold constitute less than an aggregate of 20 percent of all the Holders' Registrable Securities; or (c) if Timberline Resources has previously effected any such registration.

5.   **Expenses of Registration.** All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Agreement shall be borne by Timberline Resources. All Selling Expenses relating to securities registered under this Agreement shall be borne by the Holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf, as shall any other expenses in connection with the registration required to be borne by the Holders of such securities.

6.   **Registration Procedures.** In the case of each registration effected by Timberline Resources pursuant to this Agreement, Timberline Resources will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. Timberline Resources will use its best efforts to:

         6.1   *Duration of Effectiveness.* Keep such registration effective for a period of 120 days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs; *provided, however,* that (a) such 120-day period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of Timberline Resources; and (b) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, such

120-day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities covered by such registration on Form S-3 are sold, but in no event longer than nine months from the effective date of the registration statement.

6.2 *Preparation and Filing of Amendments*. Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

6.3 *Copies of Prospectus*. Furnish such number of prospectuses and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

6.4 *Exchange Listing*. Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by Timberline Resources are then listed;

6.5 *Transfer Agent, Registrar and CUSIP Number*. Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

7. **Indemnification.**

7.1 *Indemnification by Timberline Resources*. Timberline Resources will indemnify each Holder, each of its officers, directors and partners, legal counsel, and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification, or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages, and liabilities (or actions, proceedings, or settlements in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by Timberline Resources of the Securities Act or any rule or regulation thereunder applicable to Timberline Resources and relating to action or inaction required of Timberline Resources in connection with any such registration, qualification, or compliance, and will reimburse each such Holder, each of its officers, directors, partners, legal counsel, and accountants and each person controlling such Holder, each such underwriter, and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability, or action, provided that Timberline Resources will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon written information furnished to Timberline Resources by such Holder or underwriter and stated to be for use therein. It is agreed that the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the prior written consent of Timberline Resources (which consent shall not be unreasonably withheld).

7.2   *Indemnification by Holders*. Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification, or compliance is being effected, indemnify Timberline Resources, each of its directors, officers, partners, legal counsel, and accountants and each underwriter, if any, of Timberline Resources' securities covered by such a registration statement, each person who controls Timberline Resources or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder and Other Stockholder, and each of their officers, directors, and partners, and each person controlling such Holder or Other Stockholder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse Timberline Resources and such Holders, Other Stockholders, directors, officers, partners, legal counsel, and accountants, persons, underwriters, or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to Timberline Resources by such Holder and stated to be for use therein provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages, or liabilities (or actions in respect thereof) if such settlement is effected without the prior written consent of such Holder (which consent shall not be unreasonably withheld).

7.3   *Notice of Indemnified Claims*. Each party entitled to indemnification under this Section 7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at the Indemnified Party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under Section 1, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

7.4   *Right of Contribution*. If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

7.5   *Underwriting Agreement Controlling*. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

8.   **Information by Holder.** Each Holder of Registrable Securities shall furnish to Timberline Resources such information regarding such Holder and the distribution proposed by such Holder as Timberline Resources may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Section 1.

9.   **Limitations on Subsequent Registration Rights.** From and after the date of this Agreement, Timberline Resources shall not, without the prior written consent of a majority in interest of the Holders, enter into any agreement with any holder or prospective holder of any securities of Timberline Resources giving such holder or prospective holder any registration rights the terms of which are more favorable than the registration rights granted to the Holders hereunder.

10.   **Rule 144 Reporting.** With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, Timberline Resources agrees to use its best efforts to:

10.1   *Current Public Information*. Make and keep public information regarding Timberline Resources available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after 90 days following the earlier of (a) the effective date of

Timberline Resources' registration statement on Form 10-SB filed under the Exchange Act or (b) the first registration under the Securities Act filed by Timberline Resources for an offering of its securities to the general public;

10.2   *Periodic Reports*. File with the Commission in a timely manner all reports and other documents required of Timberline Resources under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements;

10.3   *Statements of Compliance*. So long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon written request (a) a written statement by Timberline Resources as to its compliance with the reporting requirements of Rule 144 (at any time from and after 90 days following the earlier of the effective date of Timberline Resources' registration statement on Form 10-SB filed under the Exchange Act or the first registration under the Securities Act filed by Timberline Resources for an offering of its securities to the general public), (b) a copy of the most recent annual or quarterly report of Timberline Resources, and (c) such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

11.   **Transfer or Assignment of Registration Rights.** The rights to cause Timberline Resources to register securities granted to a Holder by Timberline Resources under this Agreement may be transferred or assigned by a Holder to any transferee or assignee of the Registrable Securities held by such Holder only with the prior written consent of Timberline Resources. The transferee or assignee of such rights shall assume in writing the obligations of such Holder under this Agreement as a condition to any such transfer or assignment.

12.   **"Market Stand-Off" Agreement.** If requested by Timberline Resources and an underwriter of Common Stock (or other securities) of Timberline Resources, a Holder shall not sell or otherwise transfer or dispose of any Common Stock (or other securities) of Timberline Resources held by such Holder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of Timberline Resources filed under the Securities Act, *provided* that such agreement shall only apply to the first such registration statement of Timberline Resources that includes securities to be sold on its behalf to the public in an underwritten offering. The obligations described in this Section 12 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. Timberline Resources may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such 180-day period.

13.   **Allocation of Registration Opportunities.** In any circumstance in which all of the Registrable Securities and other shares of Common Stock of Timberline Resources with registration rights (the "Other Shares") requested to be included in a registration on behalf of the Holders or other selling stockholders cannot be so included as a result of limitations of the aggregate number of shares of Registrable Securities and Other Shares that may be so included, the number of shares of Registrable Securities and Other Shares that may be so included shall be

allocated among the Holders and other selling stockholders requesting inclusion of shares pro rata on the basis of the number of shares of Registrable Securities and Other Shares that would be held by such Holders and other selling stockholders, assuming conversion; *provided, however*, that such allocation shall not operate to reduce the aggregate number of Registrable Securities and Other Shares to be included in such registration, if any Holder or other selling stockholder does not request inclusion of the maximum number of shares of Registrable Securities and Other Shares allocated to him pursuant to the above-described procedure, in which case the remaining portion of his allocation shall be reallocated among those requesting Holders and other selling stockholders whose allocations did not satisfy their requests pro rata on the basis of the number of shares of Registrable Securities and Other Shares which would be held by such Holders and other selling stockholders, assuming conversion, and this procedure shall be repeated until all of the shares of Registrable Securities and Other Shares which may be included in the registration on behalf of the Holders and other selling stockholders have been so allocated. Timberline Resources shall not limit the number of Registrable Securities to be included in a registration pursuant to this Agreement in order (a) to include shares held by stockholders with no registration rights, (b) to include shares of stock issued to employees, officers, directors, or consultants of Timberline Resources, or (c) in the case of registrations under Section 4 hereof, to include in such registration securities registered for Timberline Resources's own account; *provided further* that in the case of a registration under Section 2, the number of shares of Registrable Securities to be included in such registration pursuant to this Agreement shall not be limited without concurrent limitation of the number of Other Shares with similar registration rights to be included in such registration and instead the number of shares and Other Shares to be included in such registration shall be determined based upon the allocation provisions set forth above in this Section 13.

14. **Miscellaneous Provisions.**

14.1 *Entire Agreement*. This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.

14.2 *Successors and Assigns*. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

14.3 *Governing Law*. This Agreement shall be governed by and construed under the laws of the State of Idaho as applied to agreements among Idaho residents and corporations organized or domiciled in such state that are entered into and are to be performed entirely within Idaho.

14.4   *Arbitration*. Any dispute regarding the interpretation of this Agreement or the performance by any party hereto of their respective obligations shall be submitted to and determined by the decision of a board of arbitration consisting of three members ("Board of Arbitration") selected as hereinafter provided. Timberline Resources shall select an arbitrator and Kettle Drilling and the Selling Stockholders shall select an arbitrator, each of whom shall be a member of the Board of Arbitration who is independent of the parties. A third Board of Arbitration member, independent of the parties, shall be selected by mutual agreement of the other two Board of Arbitration members. If the other two Board of Arbitration members fail to reach agreement on such third member within 20 days after their selection, such third member shall thereafter be selected by the American Arbitration Association upon application made to it for such purpose by any party to the arbitration. The Board of Arbitration shall meet in Spokane, Washington, and shall reach and render a decision in writing (which shall state the reasons for its decisions in writing and shall make such decisions entirely on the basis of the substantive law governing the Agreement and which shall be concurred in by a majority of the members of the Board of Arbitration) with respect to the items in dispute. In connection with rendering its decisions, the Board of Arbitration shall adopt and follow the Commercial Rules of Arbitration of the American Arbitration Association. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than 30 calendar days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to Timberline Resources, Kettle Drilling and the Selling Stockholders. Any decision made by the Board of Arbitration (either prior to or after the expiration of such 30 calendar day period) shall be final, binding and conclusive on the parties to this Agreement and each party to the arbitration shall be entitled to enforce such decision to the fullest extent permitted by law and entered in any court of competent jurisdiction. The fees and expenses of the Board of Arbitration and the reasonable fees and expenses of legal counsel and consultants of the parties shall be allocated among the parties in the same proportion that the aggregate amount of the disputed items so submitted to the Board of Arbitration that is unsuccessfully submitted by each of them (as finally determined by the Board of Arbitration) bears to the total amount of items so submitted.

14.5   *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.6   *Titles and Subtitles*. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

14.7   *Notices*. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage prepaid, by hand or by a reputable nationwide overnight express service, addressed, as follows:

If to Timberline Resources:

Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington 99203
Attention: John Swallow
Telefacsmile: (509) 747-5250

with a copy to:

Thomas E. Boccieri
561 Schaefer Avenue
Oradell, New Jersey 07649-2517
Telefacsimle: (201) 265-6069

If to the Selling Stockholders:

Douglas Kettle and David Deeds
Kettle Drilling, Inc.
2775 North Howard Street, Suite 2
Coeur d'Alene, Idaho 83815
Attention: David Deeds
Telefacsimile: (208) 664-6311

with a copy to:

Randall & Danskin, P.S.
1500 Bank of America Financial Center
601 West Riverside Avenue, Suite 1500
Spokane, Washington 99201-0653
Attention: Douglas Siddoway
Telefacsimile: (509) 624-2258

14.8   *Expenses*. Each party hereto shall pay its costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

14.9   *Severability*. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

14.10 *Delays or Omissions.* No delay or omission to exercise any applicable right, power or remedy accruing to any Holder shall impair any such right, power or remedy of such Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter

REGISTRATION RIGHTS AGREEMENT - 12

occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement or any waiver on the part of any Holder of any applicable provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All applicable remedies either under this Agreement or by law or otherwise afforded to any Holder shall be cumulative and not alternative.

14.11 *Rights; Sevarability.* Unless otherwise expressly provided herein, a Holder's rights hereunder are several rights, not rights jointly held with any of the other respective Holders. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day and year first above written.

TIMBERLINE RESOURCES: Timberline Resources Corporation,
                                                                    an Idaho corporation

                                                            By: _____
                                                            Name: _____
                                                            Title: _____

SELLING STOCKHOLDERS: _____
                                                                    Douglas Kettle

                                                                    _____
                                                                    David Deeds

REGISTRATION RIGHTS AGREEMENT - 13

EMPLOYMENT AGREEMENT

The PARTIES to this Employment Agreement are:

1. **KETTLE DRILLING, INC.**, an Idaho corporation, whose address is 2775 South Howard Street, Suite 2, Coeur d'Alene, Idaho 83815 (the "Company"); and

2. **DOUGLAS KETTLE**, whose address is 5401 East Lancaster, Hayden, Idaho 83835 ("Employee").

The TERMS of this Employment Agreement are as follows:

1. **Definitions.**

    1.1   *Cause* shall mean any one or more of the following:

    (a)   Disobedience of orders or directives of the board of directors of the Company or interference with the performance by other employees of their duties, if such disobedience or interference is either (i) of such a nature that no reasonable doubt can exist as to its material adverse effect on the Company, or (ii) continues after specific instructions relating thereto have been given by the board of directors of the Company; or

    (b)   Material acts of dishonesty, disloyalty or competition related to the business of the Company or its relationships with employees, suppliers, customers or those with whom the Company does business; or

    (c)   Refusal or failure to furnish significant information concerning the Company's affairs as reasonably requested by the board of directors of the Company, or material falsification of such information; or

    (d)   Any other action or course of conduct (specifically including, by way of illustration and not limitation, the breach of any material term of this Employment Agreement) which has or reasonably may be expected to have a material adverse effect on the Company or its business or financial position, if such action or course of conduct is either (i) of such a nature that no reasonable doubt can exist as to its material adverse effect on the Company, or (ii) continues after specific instructions relating thereto have been given by or under the authority of the board of directors of the Company; or

    (e)   Conviction of a crime involving acts of Employee constituting fraud, moral turpitude, intentional dishonesty, or similar conduct.

1.2 *Company* means Kettle Drilling, Inc., an Idaho corporation, and its successors.

1.3 *Disability* means that Employee is unable to actively perform his duties under this Employment Agreement by reason of a medically determinable physical or mental impairment. In the event that there is a dispute as to whether or not Employee is disabled, such dispute shall be submitted to arbitration. The Company and the Employee shall each promptly appoint an arbitrator in writing, and the two arbitrators so appointed shall appoint a third arbitrator. The good faith decision of a majority of the arbitrators shall be binding upon the parties. If, for any reason, after demand, no arbitrator is appointed, the arbitrator or arbitrators shall be appointed by a judge of the District Court of Kootenai County, Idaho upon proper application made by an interested party. The determination by the arbitrators shall be in writing. The arbitrator or arbitrators chosen to resolve a dispute under this section shall all be physicians licensed in the State of Idaho as medical doctors.

1.4 *Effective Date* means March 1, 2006.

1.5 *Notice* shall mean a communication in writing. Any notice shall be deemed to have been given and served as of the date of the personal delivery thereof or, in the event that such notice is mailed, as of the date of receipt thereof.

1.6 *Retirement* shall mean that Employee has reached retirement age and has retired from the employment of the Company, whether such retirement is voluntary or mandatory. The retirement age shall be the age of sixty-five (65) years, or such lesser or greater age as the board of directors of the Company may from time-to-time or at any time establish.

1.7 *Voluntary Resignation* shall mean termination by Employee of his employment with the Company that is effected voluntarily for any reason other than disability or retirement.

2. **Prior Agreements.**

All agreements previously entered into by and between Employee and the Company relating to the employment of Employee are hereby revoked and shall be of no further force or effect, and the provisions of this Employment Agreement alone shall govern the Employee's employment.

3. **Employment.**

The Company hereby employs Employee to perform the duties generally described in this Employment Agreement, and Employee hereby accepts and agrees to such employment on the terms and conditions hereinafter set forth.

EMPLOYMENT AGREEMENT - 2

3.1   *Term*. Employee's employment shall be deemed to have commenced on the Effective Date and shall continue thereafter for a period of three years unless earlier terminated as herein provided.

3.2   *Duties*. Employee shall have the title of president, shall be a member of the board of directors of the Company, and shall be primarily responsible for all aspects of the Company's business. Despite such titles and responsibility, Employee shall not be obligated to devote more than three to four hours of working time per day to the business of the Company. Further, Employee may engage in other substantial business activities during the term of this Employment Agreement provided such activities do not materially interfere or conflict with the performance of his duties hereunder and do not violate the covenant not to compete set forth in Section 7 hereof.

4.   **Compensation.**

   As compensation for all services rendered to the Company during the term of this Employment Agreement, in whatever capacity rendered, Employee shall have and receive the following compensation:

4.1   *Salary*. The Company shall pay Employee an annual salary of $162,000 during each full year of his employment pursuant to this Employment Agreement, which salary shall be payable in equal monthly payments of $13,500 on or after the fifth day of each month but before the twentieth day of each month.

4.2   *Fringe Benefits*. The Company shall pay for (or reimburse Employee for the cost of) medical and dental insurance for Employee and Employee's spouse for so long as Employee is employed by the Company. In addition, the Company shall pay for medical and dental insurance for Employee and Employee's spouse following the termination of Employee's employment by the Company (irrespective of whether Employee is then living), unless such termination is for Cause, as provided in Section 8.5 of this Employment Agreement, subject, however, to the following limitations and conditions: (a) the Company shall not be obligated to pay more than $12,000 per year for such insurance; and (b) the Company's obligation to pay for such insurance shall commence as of the expiration of Employee's employment and shall continue for a period of time equal to five years plus one additional year for each full year that Employee is employed by the Company. The Company shall also pay Employee a non-accountable expense allowance of $1,500 per month, which Employee shall expend to further the Company's business and its business relationships.

4.3   *Performance Bonuses and Incentive Compensation*. In addition to salary and fringe benefits, Employee shall be entitled to receive performance bonuses and other incentive compensation on the terms and subject to the conditions set forth in Exhibit A to this Employment Agreement.

4.4   *Automobiles*. In addition to salary and fringe benefits, the Company shall provide Employee a Company truck for Employee's use in furtherance of the Company's business. The Company shall also pay (or reimburse Employee for) all reasonable gasoline, maintenance and insurance charges and expenses relating to such vehicle.

4.5   *Ratification of Prior Bonus and Transfer of Title to Other Vehicle*. The Company hereby ratifies its 2004 bonus to Employee to repay the existing indebtedness relating to the following described vehicle, and to transfer title to such vehicle to Employee during calendar year 2006.

Make: Jaguar
Model: XKR
Year: 2006
VIN: SADJA42B263A540B

4.6   *Payment of Tax Liability for Deemed Distributions*. The Company agrees that it will pay or reimburse Employee for any federal or state income taxes that are paid or payable by Employee with respect to any pass-through income that Employee is deemed to have been received (but does not actually receive) during (a) the tax year ended December 31, 2005 and (b) the period commencing January 1, 2006 and ending the effective date of the Company's election not to be taxed as an S corporation for federal income tax purposes.

5.   **Vacations.**

Employee shall be entitled to six weeks of paid vacation each calendar year during the term of this Employment Agreement. Should Employee have any earned but unused vacation time at the expiration of the calendar year in which it was earned, he shall be entitled to carry a maximum of six weeks (or such lesser amount as was earned and is unused) into the next calendar year.

6.   **Continuation of Salary during Disability.**

In the event becomes disabled and his employment is terminated because of disability, his base monthly compensation shall be continued for a period of time equal to the lesser of (a) the period of disability or (b) six months from the date Employee becomes disabled or his employment was terminated because of disability. The amount of any salary payments shall be reduced by the amount of any disability insurance benefits from policies paid for by the Company or Social Security benefits receivable by Employee that are attributable to his disability. Nothing in this section shall be deemed to compel the Company to acquire insurance to fund its obligations hereunder, but it may, in its discretion, do so.

7.   **Covenant Not to Compete.**

Employee, while an employee and following termination, agrees to abide by the following covenant not to compete:

7.1   Employee recognizes that while an employee he may develop or be exposed to unique, valuable and special confidential information, know-how, customer lists and trade secrets that are the property of the Company or its customers. Employee agrees that so long as such confidential information, know-how, customer lists, and trade secrets remain protectable, he will not use or divulge them except as required to meet his obligations to the Company and will not undertake any employment or other position competitive with the Company wherein the complete fulfillment of the duties of such competitive position would inherently call upon him to reveal, base judgments upon, or otherwise use any such confidential information, know-how, customer lists, or trade secrets.

7.2   Employee agrees that reports, customer lists, customer prospect files, rate and billing information, technical information, and other materials integral to the Company's business used or produced by him or coming into his possession by or through his status as an employee of the Company are the property of the Company and shall be surrendered upon withdrawal without retaining any copies, extracts or notes thereof.

7.3   Employee agrees that while an employee, and for a period of three years following termination of employment, he will not directly or indirectly solicit or attempt to solicit business or sell, write or do business with any customer with whom the Company was doing business as of the date of Employee's termination.

7.4   Employee agrees that while an employee, and for a period of three years following termination of his employment, he will not directly or indirectly engage in a business competitive with that of the Company. Employee further agrees that for a period of three years following termination, he will not induce or attempt to induce any person to leave employment with the Company, or hire or employ any person employed by the Company as of the date of Employee's termination.

7.5   The Company shall have the right to seek and secure an injunction to enforce the provisions of the covenant, but that remedy shall not be exclusive.

8.   **Termination.**

This Employment Agreement and Employee's employment hereunder shall continue as provided in Section 3.1 until terminated as hereinafter provided. Notwithstanding the termination of this Employment Agreement, the parties shall be required to carry out any provisions hereof which contemplate performance by them subsequent to such termination, and such termination shall not affect any liability or other obligation which shall have accrued prior to such termination, including, but not limited to, any liability for loss or damage on account of default or any obligation arising under the covenant not to compete. This Employment Agreement shall terminate upon the occurrence of any of the following events:

8.1 *Death of Employee*. This Employment Agreement shall automatically terminate without notice upon the death of Employee. The Company shall pay the monthly base salary of Employee to the estate of Employee for the full month in which such death occurs and for an additional two months thereafter.

8.2 *Retirement and Retirement Benefit*. Employee may retire at any time after Employee has reached retirement age, as herein defined, by giving the Company not less than sixty days written notice of his intent to retire, specifying the date of retirement. The Company shall not be obligated to pay Employee a monthly retirement benefit following his retirement, but shall endeavor in good faith from and after the Effective Date of this Employment Agreement to devise and implement a retirement plan for Employee and other employees of the Company. Employee acknowledges and understands that the Company is under no obligation to devise or implement such a plan. Employee further acknowledges and understands that, if the Company does devise and implement a retirement plan, it may make only partial contributions to the plan and may condition such contributions on the Company's earnings or other benchmarks of financial performance.

8.3 *Disability*. This Employment Agreement may be terminated unilaterally by the board of directors of the Company in the event of disability of Employee, as herein defined, which shall have continued for a period of more than three months.

8.4 *Voluntary Resignation*. Employee may voluntarily resign at any time during the term of his employment by the Company, provided that he gives the Company not less than six months written notice of his intention to resign, specifying the effective date of such resignation.

8.5 *Termination of Employment for Cause*. The Company may terminate the employment of Employee for Cause, as herein defined, without notice.

8.6 *Termination of Employment other than for Cause*. The Company may terminate the employment of Employee without Cause upon three months' written notice. If the Company shall terminate the employment of Employee other than for Cause, then it shall (a) pay Employee (or Employee's spouse, should Employee die), a severance benefit equal to three years' salary based on Employee's base monthly salary immediately preceding his termination and (b) pay for (or reimburse Employee for the cost of) such medical and dental insurance as Company is then obligated to pay Employee pursuant to Section 4.3 of this Employment Agreement.

8.7   *Termination of Employment for Breach*. The employment of Employee may be terminated by Employee upon breach of a material term of this Employment Agreement by the Company, provided that Employee shall give the Company not less than sixty days written notice of the intent to terminate for breach, specifying the nature of the breach. In the event that the Company cures such breach prior to the passage of such sixty-day period, Employee's right to terminate for such breach shall cease.

8.8   *Termination upon Cessation of Business*. In the event the Company shall cease the active conduct of its business, the employment of Employee shall be deemed terminated.

9.   **Insurance.**

   The Company reserves the right to acquire insurance on the life or health of Employee, naming itself as the beneficiary thereof. The Company shall be the sole owner of all such policies taken out by it and may exercise all rights under such policies.

10.   **Notices.**

   Any notice transmitted by either party to this Employment Agreement to any other party hereto may be served personally upon such other party or mailed to such other party, in the case of the Company, to its registered office; and in the case of Employee, to the address of Employee appearing on the books of the Company or such other address as may be designated in writing by Employee.

11.   **Termination of Corporate Office.**

   In the event that the employment of Employee hereunder is terminated for any reason and Employee shall hold office as an officer of the Company, such office shall terminate and Employee shall be deemed to have resigned the same automatically and without notice as of the effective date of termination of employment.

12.   **General Provisions.**

12.1   *Venue and Governing Law*. This Employment Agreement is made in accordance with and shall be interpreted and governed by the laws of the State of Idaho. If any action or other proceeding shall be brought on or in connection with this Employment Agreement, the venue of such action shall be in Kootenai County, Idaho.

12.2   *Attorney's Fees*. In the event that it shall become necessary for either of the parties to obtain the services of an attorney in order to enforce the provisions hereof, then, in that event, the defaulting party shall pay the prevailing party all reasonable attorney's fees and all costs incurred in connection therewith, including the costs of any appeal.

12.3   *Assignments*. This Employment Agreement is personal to each of the parties hereto, and neither party may assign or delegate any of the rights or obligations hereunder without first obtaining the written consent of the other party. No assignment or assumption of any obligation hereunder shall relieve either party hereto from liability for any obligation hereunder.

12.4   *Amendment*. No amendment, waiver or modification of this Employment Agreement or of any term or condition hereof shall be valid or effective unless in writing and approved by the Company and Employee.

12.5   *Arbitration*. All disputes arising under this Employment Agreement shall be resolved through arbitration. The arbitration of any dispute hereunder shall be conducted in accordance with the Idaho Uniform Arbitration Act. Except as provided at paragraph 12.2, the cost of any such arbitration shall be borne equally by Employee and the Company.

12.6   *Merger Clause*. This Employment Agreement expresses the full and final purpose and agreement of the parties relating to employment of Employee.

12.7   *Severability*. Each provision of this Employment Agreement shall be considered severable and if, for any reason, any provision hereof or remedy herein provided is determined to be invalid, such invalidity shall not impair the operation or effect of the remaining provisions hereof which are valid.

12.8   *Successors*. Except as expressly provided otherwise herein, all of the rights of the parties hereunder shall inure to the benefit of and all obligations of the parties hereunder shall bind the parties' heirs, personal representatives, successors and assigns.

12.9   *Execution of Documents*. Each of the parties agrees to execute all documents necessary to implement the provisions of this Employment Agreement.

12.10 *No Trust Relationship*. Nothing contained in this Employment Agreement and no action taken pursuant to the provisions of this Employment Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and Employee. Any amounts or assets referred to under the provisions of this Employment Agreement shall continue for all purposes to be a part of the general funds of the Company, and no person other than the Company shall by virtue of the provisions of this Employment Agreement have any interest in such funds. To the extent that any person acquires a right to receive payments from the Company under this Employment Agreement, such rights shall be no greater than the right of any unsecured creditor of the Company.

12.11 *Descriptive Headings*. Titles to the paragraphs hereof are for information purposes only.

EXECUTED this ____ day of February 2006, but effective as of the Effective Date.

COMPANY: Kettle Drilling, Inc.,
                                  an Idaho corporation

                     By:_____
                         _____, its authorized signatory

EMPLOYEE: _____
                                  Douglas Kettle

Bonus and Incentive Compensation

In addition to salary and fringe benefits, the Company agrees to pay Employee the following bonus and incentive compensation:

A. *Revenue-Based Cash Bonus*. The Company shall pay Employee a bonus for the fiscal year ending December 31, 2006 if the Company's gross revenue for such fiscal year is greater than $4,800,000. For each year thereafter during the term of this Agreement, the Company shall pay Employee a bonus if the Company's gross revenue for such fiscal year increased over the Company's gross revenue for the prior fiscal year. The amount of such bonus shall be equal to two percent of any such increase in gross revenue, and shall be paid to Employee within 45 days of the end of the fiscal year in which it was earned.

B. *Net Revenue-Based Cash Bonus*. In addition to the bonus specified in paragraph A, above, the Company shall pay Employee a bonus for the fiscal year ending December 31, 2006 if the Company's net revenue for such fiscal year before deduction of taxes, depreciation and amortization (hereinafter referred to as "Company Net Revenue") is greater than $760,000. For each year thereafter during the term of this Agreement, the Company shall pay Employee a bonus if Company Net Revenue for such fiscal year increased over Company Net Revenue for the prior fiscal year. The amount of such bonus shall be equal to five percent of any such increase in Company Net Revenue, and shall be paid to Employee within 45 days of the end of the fiscal year in which it was earned.

C. *Acquisition-Based Stock Options Bonus*. In addition to the cash bonuses specified in paragraphs A and B, above, the Company shall pay Employee a bonus in the event the Company acquires another hard rock drilling business by merger (provided the Company is the surviving corporation), consolidation, or the purchase of all or substantially all of the assets of such business. The amount of such bonus shall be equal to the greater of (i) five percent of the total assets of the acquired business or (ii) five percent of the gross revenue of the acquired business for the fiscal year immediately preceding the date of acquisition.

The bonus shall be paid to Employee within 45 days of the closing date of the acquisition transaction either by (a) the issuance and delivery to Employee of shares of common stock of the Company or (b) by the issuance and delivery to Employee of ten-year options to purchase common stock of the Company, whichever Employee shall elect to receive.

Should Employee elect to receive shares of common stock of the Company in payment of the bonus, the number of shares issuable and deliverable to him shall be determined by dividing the amount of the bonus (namely, the greater of five percent of the total assets of the acquired

EMPLOYMENT AGREEMENT - 10

business or five percent of the gross revenue of the acquired business for the fiscal year

immediately preceding the date of acquisition) by the market value of the Company's common stock as of the end of the fiscal quarter immediately preceding the date the Company publicly announces the acquisition upon which the bonus is predicated.

Should employee elect to receive stock options in payment of the bonus, such options shall be exercisable at any time during such ten-year period at a price per share equal to the market price of the Company's common stock as of the end of the fiscal quarter immediately preceding the date the Company publicly announces the acquisition upon which the bonus is predicated. The number of stock options to be granted to Employee shall be determined by dividing the amount of the bonus (namely, the greater of five percent of the total assets of the acquired business or five percent of the gross revenue of the acquired business for the fiscal year immediately preceding the date of acquisition) by the value of each option as of as of the date of grant. The value of such option shall be the same value that the Company ascribes to such option as compensation expense, determined in accordance with Financial Accounting Standard 123(R), *Accounting for Stock-Based Compensation*.

EMPLOYMENT AGREEMENT

The PARTIES to this Employment Agreement are:

1.   **KETTLE DRILLING, INC.**, an Idaho corporation, whose address is 2775 South Howard Street, Suite 2, Coeur d'Alene, Idaho 83815 (the "Company"); and

2.   **DAVID DEEDS**, whose address is 5609 East Lancaster, Hayden, Idaho 83835 ("Employee").

The TERMS of this Employment Agreement are as follows:

1.   **Definitions.**

   1.1   *Cause* shall mean any one or more of the following:

   (a)   Disobedience of orders or directives of the board of directors of the Company or interference with the performance by other employees of their duties, if such disobedience or interference is either (i) of such a nature that no reasonable doubt can exist as to its material adverse effect on the Company, or (ii) continues after specific instructions relating thereto have been given by the board of directors of the Company; or

   (b)   Material acts of dishonesty, disloyalty or competition related to the business of the Company or its relationships with employees, suppliers, customers or those with whom the Company does business; or

   (c)   Refusal or failure to furnish significant information concerning the Company's affairs as reasonably requested by the board of directors of the Company, or material falsification of such information; or

   (d)   Any other action or course of conduct (specifically including, by way of illustration and not limitation, the breach of any material term of this Employment Agreement) which has or reasonably may be expected to have a material adverse effect on the Company or its business or financial position, if such action or course of conduct is either (i) of such a nature that no reasonable doubt can exist as to its material adverse effect on the Company, or (ii) continues after specific instructions relating thereto have been given by or under the authority of the board of directors of the Company; or

   (e)   Conviction of a crime involving acts of Employee constituting fraud, moral turpitude, intentional dishonesty, or similar conduct.

EMPLOYMENT AGREEMENT - 1

1.2   *Company* means Kettle Drilling, Inc., an Idaho corporation, and its successors.

1.3   *Disability* means that Employee is unable to actively perform his duties under this Employment Agreement by reason of a medically determinable physical or mental impairment. In the event that there is a dispute as to whether or not Employee is disabled, such dispute shall be submitted to arbitration. The Company and the Employee shall each promptly appoint an arbitrator in writing, and the two arbitrators so appointed shall appoint a third arbitrator. The good faith decision of a majority of the arbitrators shall be binding upon the parties. If, for any reason, after demand, no arbitrator is appointed, the arbitrator or arbitrators shall be appointed by a judge of the District Court of Kootenai County, Idaho upon proper application made by an interested party. The determination by the arbitrators shall be in writing. The arbitrator or arbitrators chosen to resolve a dispute under this section shall all be physicians licensed in the State of Idaho as medical doctors.

1.4   *Effective Date* means March 1, 2006.

1.5   *Notice* shall mean a communication in writing. Any notice shall be deemed to have been given and served as of the date of the personal delivery thereof or, in the event that such notice is mailed, as of the date of receipt thereof.

1.6   *Retirement* shall mean that Employee has reached retirement age and has retired from the employment of the Company, whether such retirement is voluntary or mandatory. The retirement age shall be the age of sixty-five (65) years, or such lesser or greater age as the board of directors of the Company may from time-to-time or at any time establish.

1.7   *Voluntary Resignation* shall mean termination by Employee of his employment with the Company that is effected voluntarily for any reason other than disability or retirement.

2.   **Prior Agreements.**

All agreements previously entered into by and between Employee and the Company relating to the employment of Employee are hereby revoked and shall be of no further force or effect, and the provisions of this Employment Agreement alone shall govern the Employee's employment.

3.   **Employment.**

The Company hereby employs Employee to perform the duties generally described in this Employment Agreement, and Employee hereby accepts and agrees to such employment on the terms and conditions hereinafter set forth.

3.1   *Term*. Employee's employment shall be deemed to have commenced on the Effective Date and shall continue thereafter for a period of three years unless earlier terminated as herein provided.

3.2   *Duties*. Employee shall have the title of vice president, shall be a member of the board of directors of the Company, and shall be primarily responsible for all aspects of the Company's business. Despite such titles and responsibility, Employee shall not be obligated to devote more than three to four hours of working time per day to the business of the Company. Further, Employee may engage in other substantial business activities during the term of this Employment Agreement provided such activities do not materially interfere or conflict with the performance of his duties hereunder and do not violate the covenant not to compete set forth in Section 7 hereof.

4.   **Compensation.**

   As compensation for all services rendered to the Company during the term of this Employment Agreement, in whatever capacity rendered, Employee shall have and receive the following compensation:

4.1   *Salary*. The Company shall pay Employee an annual salary of $162,000 during each full year of his employment pursuant to this Employment Agreement, which salary shall be payable in equal monthly payments of $13,500 on or after the fifth day of each month but before the twentieth day of each month.

4.2   *Fringe Benefits*. The Company shall pay for (or reimburse Employee for the cost of) medical and dental insurance for Employee and Employee's spouse for so long as Employee is employed by the Company. In addition, the Company shall pay for medical and dental insurance for Employee and Employee's spouse following the termination of Employee's employment by the Company (irrespective of whether Employee is then living), unless such termination is for Cause, as provided in Section 8.5 of this Employment Agreement, subject, however, to the following limitations and conditions: (a) the Company shall not be obligated to pay more than $12,000 per year for such insurance; and (b) the Company's obligation to pay for such insurance shall commence as of the expiration of Employee's employment and shall continue for a period of time equal to five years plus one additional year for each full year that Employee is employed by the Company. The Company shall also pay Employee a non-accountable expense allowance of $1,500 per month, which Employee shall expend to further the Company's business and its business relationships.

4.3   *Performance Bonuses and Incentive Compensation*. In addition to salary and fringe benefits, Employee shall be entitled to receive performance bonuses and other incentive compensation on the terms and subject to the conditions set forth in Exhibit A to this Employment Agreement.

EMPLOYMENT AGREEMENT - 3

4.4   *Automobiles*. In addition to salary and fringe benefits, the Company shall provide Employee a Company truck for Employee's use in furtherance of the Company's business. The Company shall also pay (or reimburse Employee for) all reasonable gasoline, maintenance and insurance charges and expenses relating to such vehicle.

4.5   *Ratification of Prior Bonus and Transfer of Title to Other Vehicle*. The Company hereby ratifies its 2004 bonus to Employee to repay the existing indebtedness relating to the following described vehicle, and to transfer title to such vehicle to Employee during calendar year 2006.

Make:	BMW
Model:	M3
Year:	2004
VIN:	UBSBL93434PN59163

4.6   *Tax Liability for Deemed Distributions*. The Company agrees that it will pay or reimburse Employee for any federal or state income taxes that are paid or payable by Employee with respect to any pass-through income that Employee is deemed to have been received (but does not actually receive) during (a) the tax year ended December 31, 2005 and (b) the period commencing January 1, 2006 and ending the effective date of the Company's election not to be taxed as an S corporation for federal income tax purposes.

5.   **Vacations.**

Employee shall be entitled to six weeks of paid vacation each calendar year during the term of this Employment Agreement. Should Employee have any earned but unused vacation time at the expiration of the calendar year in which it was earned, he shall be entitled to carry a maximum of six weeks (or such lesser amount as was earned and is unused) into the next calendar year.

6.   **Continuation of Salary during Disability.**

In the event becomes disabled and his employment is terminated because of disability, his base monthly compensation shall be continued for a period of time equal to the lesser of (a) the period of disability or (b) six months from the date Employee becomes disabled or his employment was terminated because of disability. The amount of any salary payments shall be reduced by the amount of any disability insurance benefits from policies paid for by the Company or Social Security benefits receivable by Employee that are attributable to his disability. Nothing in this section shall be deemed to compel the Company to acquire insurance to fund its obligations hereunder, but it may, in its discretion, do so.

7. **Covenant Not to Compete.**

Employee, while an employee and following termination, agrees to abide by the following covenant not to compete:

7.1   Employee recognizes that while an employee he may develop or be exposed to unique, valuable and special confidential information, know-how, customer lists and trade secrets that are the property of the Company or its customers. Employee agrees that so long as such confidential information, know-how, customer lists, and trade secrets remain protectable, he will not use or divulge them except as required to meet his obligations to the Company and will not undertake any employment or other position competitive with the Company wherein the complete fulfillment of the duties of such competitive position would inherently call upon him to reveal, base judgments upon, or otherwise use any such confidential information, know-how, customer lists, or trade secrets.

7.2   Employee agrees that reports, customer lists, customer prospect files, rate and billing information, technical information, and other materials integral to the Company's business used or produced by him or coming into his possession by or through his status as an employee of the Company are the property of the Company and shall be surrendered upon withdrawal without retaining any copies, extracts or notes thereof.

7.3   Employee agrees that while an employee, and for a period of three years following termination of employment, he will not directly or indirectly solicit or attempt to solicit business or sell, write or do business with any customer with whom the Company was doing business as of the date of Employee's termination.

7.4   Employee agrees that while an employee, and for a period of three years following termination of his employment, he will not directly or indirectly engage in a business competitive with that of the Company. Employee further agrees that for a period of three years following termination, he will not induce or attempt to induce any person to leave employment with the Company, or hire or employ any person employed by the Company as of the date of Employee's termination.

7.5   The Company shall have the right to seek and secure an injunction to enforce the provisions of the covenant, but that remedy shall not be exclusive.

8. **Termination.**

This Employment Agreement and Employee's employment hereunder shall continue as provided in Section 3.1 until terminated as hereinafter provided. Notwithstanding the termination of this Employment Agreement, the parties shall be required to carry out any provisions hereof which contemplate performance by them subsequent to such termination, and such termination shall not affect any liability or other obligation which shall have accrued prior to such termination, including, but not limited to, any liability for loss or damage on account of default or any obligation arising under the covenant not to compete. This Employment Agreement shall terminate upon the occurrence of any of the following events:

8.1 *Death of Employee*. This Employment Agreement shall automatically terminate without notice upon the death of Employee. The Company shall pay the monthly base salary of Employee to the estate of Employee for the full month in which such death occurs and for an additional two months thereafter.

8.2 *Retirement and Retirement Benefit*. Employee may retire at any time after Employee has reached retirement age, as herein defined, by giving the Company not less than sixty days written notice of his intent to retire, specifying the date of retirement. The Company shall not be obligated to pay Employee a monthly retirement benefit following his retirement, but shall endeavor in good faith from and after the Effective Date of this Employment Agreement to devise and implement a retirement plan for Employee and other employees of the Company. Employee acknowledges and understands that the Company is under no obligation to devise or implement such a plan. Employee further acknowledges and understands that, if the Company does devise and implement a retirement plan, it may make only partial contributions to the plan and may condition such contributions on the Company's earnings or other benchmarks of financial performance.

8.3 *Disability*. This Employment Agreement may be terminated unilaterally by the board of directors of the Company in the event of disability of Employee, as herein defined, which shall have continued for a period of more than three months.

8.4 *Voluntary Resignation*. Employee may voluntarily resign at any time during the term of his employment by the Company, provided that he gives the Company not less than six months written notice of his intention to resign, specifying the effective date of such resignation.

8.5 *Termination of Employment for Cause*. The Company may terminate the employment of Employee for Cause, as herein defined, without notice.

8.6 *Termination of Employment other than for Cause*. The Company may terminate the employment of Employee without Cause upon three months' written notice. If the Company shall terminate the employment of Employee other than for Cause, then it shall (a) pay Employee (or Employee's spouse, should Employee die), a severance benefit equal to three years' salary based on Employee's base monthly salary immediately preceding his termination and (b) pay for (or reimburse Employee for the cost of) such medical and dental insurance as Company is then obligated to pay Employee pursuant to Section 4.3 of this Employment Agreement.

8.7   *Termination of Employment for Breach*. The employment of Employee may be terminated by Employee upon breach of a material term of this Employment Agreement by the Company, provided that Employee shall give the Company not less than sixty days written notice of the intent to terminate for breach, specifying the nature of the breach. In the event that the Company cures such breach prior to the passage of such sixty-day period, Employee's right to terminate for such breach shall cease.

8.8   *Termination upon Cessation of Business*. In the event the Company shall cease the active conduct of its business, the employment of Employee shall be deemed terminated.

9.   **Insurance.**

    The Company reserves the right to acquire insurance on the life or health of Employee, naming itself as the beneficiary thereof. The Company shall be the sole owner of all such policies taken out by it and may exercise all rights under such policies.

10.   **Notices.**

    Any notice transmitted by either party to this Employment Agreement to any other party hereto may be served personally upon such other party or mailed to such other party, in the case of the Company, to its registered office; and in the case of Employee, to the address of Employee appearing on the books of the Company or such other address as may be designated in writing by Employee.

11.   **Termination of Corporate Office.**

    In the event that the employment of Employee hereunder is terminated for any reason and Employee shall hold office as an officer of the Company, such office shall terminate and Employee shall be deemed to have resigned the same automatically and without notice as of the effective date of termination of employment.

12.   **General Provisions.**

12.1   *Venue and Governing Law*. This Employment Agreement is made in accordance with and shall be interpreted and governed by the laws of the State of Idaho. If any action or other proceeding shall be brought on or in connection with this Employment Agreement, the venue of such action shall be in Kootenai County, Idaho.

12.2   *Attorney's Fees*. In the event that it shall become necessary for either of the parties to obtain the services of an attorney in order to enforce the provisions hereof, then, in that event, the defaulting party shall pay the prevailing party all reasonable attorney's fees and all costs incurred in connection therewith, including the costs of any appeal.

12.3   *Assignments*. This Employment Agreement is personal to each of the parties hereto, and neither party may assign or delegate any of the rights or obligations hereunder without first obtaining the written consent of the other party. No assignment or assumption of any obligation hereunder shall relieve either party hereto from liability for any obligation hereunder.

12.4   *Amendment*. No amendment, waiver or modification of this Employment Agreement or of any term or condition hereof shall be valid or effective unless in writing and approved by the Company and Employee.

12.5   *Arbitration*. All disputes arising under this Employment Agreement shall be resolved through arbitration. The arbitration of any dispute hereunder shall be conducted in accordance with the Idaho Uniform Arbitration Act. Except as provided at paragraph 12.2, the cost of any such arbitration shall be borne equally by Employee and the Company.

12.6   *Merger Clause*. This Employment Agreement expresses the full and final purpose and agreement of the parties relating to employment of Employee.

12.7   *Severability*. Each provision of this Employment Agreement shall be considered severable and if, for any reason, any provision hereof or remedy herein provided is determined to be invalid, such invalidity shall not impair the operation or effect of the remaining provisions hereof which are valid.

12.8   *Successors*. Except as expressly provided otherwise herein, all of the rights of the parties hereunder shall inure to the benefit of and all obligations of the parties hereunder shall bind the parties' heirs, personal representatives, successors and assigns.

12.9   *Execution of Documents*. Each of the parties agrees to execute all documents necessary to implement the provisions of this Employment Agreement.

12.10   *No Trust Relationship*. Nothing contained in this Employment Agreement and no action taken pursuant to the provisions of this Employment Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and Employee. Any amounts or assets referred to under the provisions of this Employment Agreement shall continue for all purposes to be a part of the general funds of the Company, and no person other than the Company shall by virtue of the provisions of this Employment Agreement have any interest in such funds. To the extent that any person acquires a right to receive payments from the Company under this Employment Agreement, such rights shall be no greater than the right of any unsecured creditor of the Company.

12.11   *Descriptive Headings*. Titles to the paragraphs hereof are for information purposes only.

EXECUTED this _____ day of February 2006, but effective as of the Effective Date.

COMPANY: Kettle Drilling, Inc.,
                                    an Idaho corporation

                        By:_____
                            _____, its authorized signatory

EMPLOYEE: _____
                                    David Deeds

Bonus and Incentive Compensation

In addition to salary and fringe benefits, the Company agrees to pay Employee the following bonus and incentive compensation:

A.   *Revenue-Based Cash Bonus*. The Company shall pay Employee a bonus for the fiscal year ending December 31, 2006 if the Company's gross revenue for such fiscal year is greater than $4,800,000. For each year thereafter during the term of this Agreement, the Company shall pay Employee a bonus if the Company's gross revenue for such fiscal year increased over the Company's gross revenue for the prior fiscal year. The amount of such bonus shall be equal to two percent of any such increase in gross revenue, and shall be paid to Employee within 45 days of the end of the fiscal year in which it was earned.

B.   *Net Revenue-Based Cash Bonus*. In addition to the bonus specified in paragraph A, above, the Company shall pay Employee a bonus for the fiscal year ending December 31, 2006 if the Company's net revenue for such fiscal year before deduction of taxes, depreciation and amortization (hereinafter referred to as "Company Net Revenue") is greater than $760,000. For each year thereafter during the term of this Agreement, the Company shall pay Employee a bonus if Company Net Revenue for such fiscal year increased over Company Net Revenue for the prior fiscal year. The amount of such bonus shall be equal to five percent of any such increase in Company Net Revenue, and shall be paid to Employee within 45 days of the end of the fiscal year in which it was earned.

C.   *Acquisition-Based Stock Options Bonus*. In addition to the cash bonuses specified in paragraphs A and B, above, the Company shall pay Employee a bonus in the event the Company acquires another hard rock drilling business by merger (provided the Company is the surviving corporation), consolidation, or the purchase of all or substantially all of the assets of such business. The amount of such bonus shall be equal to the greater of (i) five percent of the total assets of the acquired business or (ii) five percent of the gross revenue of the acquired business for the fiscal year immediately preceding the date of acquisition.

The bonus shall be paid to Employee within 45 days of the closing date of the acquisition transaction either by (a) the issuance and delivery to Employee of shares of common stock of the Company or (b) by the issuance and delivery to Employee of ten-year options to purchase common stock of the Company, whichever Employee shall elect to receive.

Should Employee elect to receive shares of common stock of the Company in payment of the bonus, the number of shares issuable and deliverable to him shall be determined by dividing the amount of the bonus (namely, the greater of five percent of the total assets of the acquired

EMPLOYMENT AGREEMENT - 10

business or five percent of the gross revenue of the acquired business for the fiscal year

immediately preceding the date of acquisition) by the market value of the Company's common stock as of the end of the fiscal quarter immediately preceding the date the Company publicly announces the acquisition upon which the bonus is predicated.

Should employee elect to receive stock options in payment of the bonus, such options shall be exercisable at any time during such ten-year period at a price per share equal to the market price of the Company's common stock as of the end of the fiscal quarter immediately preceding the date the Company publicly announces the acquisition upon which the bonus is predicated. The number of stock options to be granted to Employee shall be determined by dividing the amount of the bonus (namely, the greater of five percent of the total assets of the acquired business or five percent of the gross revenue of the acquired business for the fiscal year immediately preceding the date of acquisition) by the value of each option as of the date of grant. The value of such option shall be the same value that the Company ascribes to such option as compensation expense, determined in accordance with Financial Accounting Standard 123(R), *Accounting for Stock-Based Compensation*.

VOTING TRUST AGREEMENT

This Voting Trust Agreement (the "Agreement") is made and entered into as of March __, 2006 by and among Douglas Kettle and David Deeds (individually a "Selling Stockholder" and collectively the "Selling Stockholders"); Timberline Resources Corporation ("Timberline Resources"), an Idaho corporation; and John Swallow, Stephen Goss, Tom Gurkowski, Vance Thornsberry, Eric Klepfer and Paul Dircksen (individually a "Timberline Inside Stockholder" and collectively the "Timberline Inside Stockholders").

RECITALS:

WHEREAS, Timberline Resources, Kettle Drilling, the Selling Stockholders and the Timberline Inside Stockholders are parties to a Stock Purchase and Sale Agreement dated February 23, 2006 (the "Purchase and Sale Agreement"); and

WHEREAS, certain of Timberline Resources', Kettle Drillings' and the Selling Stockholders' obligations under the Purchase and Sale Agreement are conditioned upon the execution and delivery of this Agreement.

AGREEMENT:

NOW, THEREFORE, the parties hereto agree as follows:

1. **Appointment of Voting Trustee for Timberline Inside Stockholders.** The Timberline Inside Stockholders each hereby irrevocably appoint John Swallow (the "Timberline Inside Stockholders Voting Trustee") as attorney and voting trustee of the Timberline Inside Stockholders, and each of them, solely for the purposes of: (a) attending any and all meetings of stockholders of Timberline Resources and (b) solely with respect to the election of directors of Timberline Resources at any such meeting, to vote all of the shares of common stock of the Timberline Inside Stockholders, and each of them, for the election of the Selling Stockholders (or his or their respective designees, if the Selling Stockholders or either of them are unable or unwilling to serve) as advisory directors of Timberline Resources, in the same manner and with the same effect as if the Timberline Inside Stockholders were personally present. It is specifically understood and agreed that, with respect to any other matter submitted to the stockholders of Timberline Resources for approval or consent, including the election of persons to serve as directors of Timberline Resources, the Timberline Inside Stockholders Voting Trustee shall vote all of the shares of common stock of the Timberline Inside Stockholders strictly in accordance with the express written or oral instructions of such holders.

2. **Appointment of Voting Trustee for Timberline Resources.** Timberline Resources hereby irrevocably appoints David Deeds, with full power of substitution (the "Timberline Resources Voting Trustee") as attorney and voting trustee of Timberline

Resources solely for the purposes of: (a) attending any and all meetings of stockholders of Kettle Drilling; (b) with respect to the election of directors of Kettle Drilling at such meeting, to vote all of the shares of common stock of Timberline Resources for the election of the Selling Stockholders (or his or their respective designees, if the Selling Stockholders or either of them are unable or unwilling to serve) as a directors Kettle Drilling, in the same manner and with the same effect as if the Timberline Resources were personally present; and (c) with respect to any other matter submitted to the stockholders of Kettle Drilling for approval or consent, including the election of other persons, if any, to Kettle Drilling's board of directors, the Timberline Resources Voting Trustee shall either (i) vote all of the shares of common stock of Timberline Resources strictly in accordance with the express written or oral instructions of the Selling Stockholders (or any surviving Selling Stockholder, if less than all of the Selling Stockholders are then living) or (ii) with the prior written approval of the Selling Stockholders (or any surviving Selling Stockholder, if less than all of the Selling Stockholders are then living), cede the right to vote all of the shares of common stock of Timberline Resources to Timberline Resources for such purpose or purposes.

3.   **Duration.** The rights granted to the Timberline Inside Stockholders Voting Trustee and the Timberline Resources Voting Trustee hereunder are irrevocable and shall continue in full force and effect until the later of: (a) such time as the Selling Stockholders (or their heirs and successors) cease to own any shares of Series A Preferred Stock of Timberline Resources; or (ii) if the Series A Preferred Stock has theretofore been converted into shares of Timberline Resources common stock, such time as the Selling Stockholders (or their heirs and successors) cease to own less than ten percent of the number of such shares of Timberline Resources common stock into which the Series A Stock was initially converted; provided, however, that in no event shall the rights granted to the Timberline Inside Stockholders Voting Trustee and the Timberline Resources Voting Trustee hereunder continue in effect beyond March __, 2016, being ten years from the date of this Agreement.

[The balance of this page has been left blank intentionally.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TIMBERLINE RESOURCES: Timberline Resources Corporation,
an Idaho corporation

By: _____
Name: _____
Title: _____

SELLING STOCKHOLDERS:

_____
Douglas Kettle

_____
David Deeds

TIMBERLINE INSIDE STOCKHOLDERS:

_____
John Swallow

_____
Stephen Goss

_____
Tom Gurkowski

_____
Vance Thornsberry

_____
Eric Klepfer

_____
Paul Dircksen

Exhibit F-1 to Stock Purchase and Sale Agreement

FORM OF OPINION OF KETTLE DRILLING'S AND THE SELLING STOCKHOLDERS' COUNSEL

March __, 2006

Timberline Resources Corporation
36 West 16th Avenue
Spokane, Washington 99203

Dear Sirs:

Reference is made to the Stock Purchase and Sale Agreement dated February 21, 2006 (the "Purchase and Sale Agreement") among Timberline Resources Corporation ("Timberline Resources"), an Idaho corporation, Kettle Drilling, Inc. ("Kettle Drilling"), an Idaho corporation, Douglas Kettle and David Deeds (individually a "Selling Stockholder" and collectively the "Selling Stockholders"), and the affiliate stockholders of Timberline Resources named therein (the "Timberline Inside Stockholders"), which Purchase and Sale Agreement provides for the sale by the Selling Stockholders of all of the issued and outstanding capital stock of Kettle Drilling (defined therein as the "Kettle Drilling Shares" to Timberline Resources upon the terms and subject to the conditions stated therein. This opinion is rendered to you pursuant to Section 5.9 of the Purchase and Sale Agreement. All of the capitalized terms used herein shall have the meanings set forth in the Purchase and Sale Agreement unless otherwise defined herein.

We have acted as counsel to Kettle Drilling and the Selling Stockholders in connection with the transaction specified in the Purchase and Sale Agreement. In connection with this opinion, we have examined the following documents:

1. The certificate and articles of incorporation of Kettle Drilling as amended or restated to the date of this opinion;

2. The bylaws of Kettle Drilling as amended or restated to the date of this opinion;

3. The Purchase and Sale Agreement;

4. The Registration Rights Agreement that is annexed to the Purchase and Sale Agreement as Exhibit C;

5. The Voting Trust Agreement that is annexed to the Purchase and Sale Agreement as Exhibit E; and

6.   Resolutions of the board of directors of Kettle Drilling dated February __, 2006.

The opinions hereinafter expressed are subject to the following qualifications:

(a)   No opinion is given as to the laws of any jurisdiction other than the State of Idaho and the United States of America that may be applicable to the transaction specified in the Purchase and Sale Agreement.

(b)   No opinion is given as to the effect of any of the following: applicable laws relating to bankruptcy, insolvency, reorganization or moratorium, by other similar laws affecting creditors' rights generally; the exercise of judicial discretion in accordance with principles of equity; and the fraudulent conveyance and transfer provisions of applicable state and federal laws.

(c)   No opinion is given with respect to whether Kettle Drilling has made any untrue statements of material fact or omitted to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. To the best of our knowledge, we are not aware that Kettle Drilling has made any such untrue statements of material fact or omitted to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. (As used herein the phrase "to our knowledge" or similar language means that, during the course of our representation of Kettle Drilling in connection with the transaction specified in the Purchase and Sale Agreement, no information has come to our attention that has given us actual knowledge that any such opinions or matters are not accurate or that any of the documents, certificates, records and information on which we have relied is not accurate and complete. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters, and any limited inquiry undertaken by us during the preparation of this opinion should not be regarded as such an investigation. No inference as to our knowledge of the existence or absence of such facts should be drawn from the fact of our representation of Kettle Drilling.)

(d)   The opinions are rendered as of the date hereof, and we assume no obligation to update you with respect to any matters that may hereafter be brought to our attention.

Based upon and subject to the foregoing and to the comments and qualifications set forth below, and having considered such questions of law as we deemed necessary as a basis for the opinions expressed below, we are of the opinion that:

1.   Kettle Drilling is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho. Kettle Drilling has all requisite power to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. Kettle Drilling is qualified to do business as a foreign corporation in every jurisdiction where the failure to so qualify would have a material adverse effect on its business or it financial condition..

2.   Kettle Drilling and the Selling Stockholders each have full power and authority to execute and deliver the Purchase and Sale Agreement and the Voting Trust Agreement, and to carry out and perform their respective obligations under the Purchase and Sale Agreement and the Voting Trust Agreement.

3.   The Selling Stockholders each have full power and authority to execute and deliver the Registration Rights Agreement and to carry out and perform their obligations under the Registration Rights Agreement.

4.   The Purchase and Sale Agreement, the Registration Rights Agreement and the Voting Trust Agreement are a legal, valid and binding obligation of Kettle Drilling and the Selling Stockholders (to the extent they are parties thereto), enforceable against them in accordance with its terms.

5.   The execution, delivery and performance by Kettle Drilling and the Selling Stockholders of the Purchase and Sale Agreement, the Registration Rights Agreement and the Voting Trust Agreement do not conflict with, or constitute a default, violation or breach of, any applicable law or governmental rule or regulation, or, to our knowledge, any order, injunction or decree of any court of governmental instrumentality applicable to Kettle Drilling or the Selling Stockholders, or any agreement or other instrument to which Kettle Drilling or the Selling Stockholders is a party or is subject.

This opinion is being provided to Timberline Resources at the request of Kettle Drilling and the Selling Stockholders, solely in connection with the Purchase and Sale Agreement and the consummation of the transaction specified therein and in the exhibits thereto. This opinion is solely for Timberline Resources' benefit and may not be relied upon by any other person or entity in any manner or for any purpose whatsoever, or used or referred to by any other person, without our prior written consent.

Very truly yours,

RANDALL & DANSKIN, P.S.

Exhibit F-2 to Stock Purchase and Sale Agreement

FORM OF OPINION OF TIMBERLINE RESOURCES' COUNSEL

March __, 2006

Kettle Drilling, Inc.
2775 North Howard Street, Suite 2
Coeur d'Alene, Idaho 83815

Douglas Kettle
2775 North Howard Street, Suite 2
Coeur d'Alene, Idaho 83815

David Deeds
2775 North Howard Street, Suite 2
Coeur d'Alene, Idaho 83815

Dear Sirs:

Reference is made to the Stock Purchase and Sale Agreement dated February 21, 2006 (the "Purchase and Sale Agreement") among Timberline Resources Corporation ("Timberline Resources"), an Idaho corporation, Kettle Drilling, Inc. ("Kettle Drilling"), an Idaho corporation, Douglas Kettle and David Deeds (individually a "Selling Stockholder" and collectively the "Selling Stockholders"), and the affiliate stockholders of Timberline Resources named therein (the "Timberline Inside Stockholders"), which Purchase and Sale Agreement provides for the sale by the Selling Stockholders of all of the issued and outstanding capital stock of Kettle Drilling (defined therein as the "Kettle Drilling Shares" to Timberline Resources upon the terms and subject to the conditions stated therein. This opinion is rendered to you pursuant to Section 6.10 of the Purchase and Sale Agreement. All of the capitalized terms used herein shall have the meanings set forth in the Purchase and Sale Agreement unless otherwise defined herein.

We have acted as counsel to Timberline Resources in connection with the transaction specified in the Purchase and Sale Agreement. In connection with this opinion, we have examined the following documents:

1. The certificate and articles of incorporation of Timberline Resources as amended or restated to the date of this opinion;

2. The bylaws of Timberline Resources as amended or restated to the date of this opinion;

3.   The Purchase and Sale Agreement;

4.   The Series A Preferred Stock Resolution that is annexed to the Purchase and Sale Agreement as Exhibit B (the "Resolution");

5.   The Registration Rights Agreement that is annexed to the Purchase and Sale Agreement as Exhibit C;

6.   The Voting Trust Agreement that is annexed to the Purchase and Sale Agreement as Exhibit E; and

7.   Resolutions of the board of directors of Timberline Resources dated February __, 2006.

The opinions hereinafter expressed are subject to the following qualifications:

(a)   No opinion is given as to the laws of any jurisdiction other than the State of Idaho and the United States of America that may be applicable to the transaction specified in the Purchase and Sale Agreement.

(b)   No opinion is given as to the effect of any of the following: applicable laws relating to bankruptcy, insolvency, reorganization or moratorium, by other similar laws affecting creditors' rights generally; the exercise of judicial discretion in accordance with principles of equity; and the fraudulent conveyance and transfer provisions of applicable state and federal laws.

(c)   No opinion is given with respect to whether Timberline Resources has made any untrue statements of material fact or omitted to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. To the best of our knowledge, we are not aware that Timberline Resources has made any such untrue statements of material fact or omitted to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. (As used herein the phrase "to our knowledge" or similar language means that, during the course of our representation of Timberline Resources in connection with the transaction specified in the Purchase and Sale Agreement, no information has come to our attention that has given us actual knowledge that any such opinions or matters are not accurate or that any of the documents, certificates, records and information on which we have relied is not accurate and complete. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters, and any limited inquiry undertaken by us during the preparation of this opinion should not be regarded as such an investigation. No inference as to our knowledge of the existence or absence of such facts should be drawn from the fact of our representation of Timberline Resources.)

       (d)   The opinions are rendered as of the date hereof, and we assume no obligation to update you with respect to any matters that may hereafter be brought to our attention.

Based upon and subject to the foregoing and to the comments and qualifications set forth below, and having considered such questions of law as we deemed necessary as a basis for the opinions expressed below, we are of the opinion that:

       1.   Timberline Resources is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho. Timberline Resources has all requisite power to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. Timberline Resources is not qualified to do business as a foreign corporation in any jurisdiction.

       2.   Timberline Resources has full power and authority to execute and deliver the Purchase and Sale Agreement, the Registration Rights Agreement and the Voting Trust Agreement, to purchase the Kettle Drilling Shares, and to carry out and perform its obligations under the Purchase and Sale Agreement, the Registration Rights Agreement and the Voting Trust Agreement.

       3.   Timberline Resources has full power and authority to adopt the Resolution by action of its board of directors, without stockholder approval, and the Resolution has been so adopted. The Resolution constitutes an amendment to Timberline Resources' articles of incorporation, and Timberline Resources has full power and authority to issue the Series A Stock and to issue shares of its common stock upon conversion of the Series A Stock as provided in the Resolution.

       4.   The Resolution does not conflict with, or constitute a default, violation or breach of, any applicable law or governmental rule or regulation, or, to our knowledge, any order, injunction or decree of any court of governmental instrumentality applicable to Timberline Resources, or any agreement or other instrument to which Timberline Resources is a party or is subject.

       5.   The Purchase and Sale Agreement, the Registration Rights Agreement and the Voting Trust Agreement are each the legal, valid and binding obligation of Timberline Resources, enforceable against it in accordance with its terms.

6.   The execution, delivery and performance by Timberline Resources of the Purchase and Sale Agreement, the Registration Rights Agreement and the Voting Trust Agreement do not conflict with, or constitute a default, violation or breach of, any applicable law or governmental rule or regulation, or, to our knowledge, any order, injunction or decree of any court of governmental instrumentality applicable to Timberline Resources, or any agreement or other instrument to which Timberline Resources is a party or is subject.

This opinion is being provided to Kettle Drilling and the Selling Stockholders at the request of Timberline Resources, solely in connection with the Purchase and Sale Agreement and the consummation of the transaction specified therein and in the exhibits thereto. This opinion is solely for Kettle Drilling's and the Selling Stockholders' benefit and may not be relied upon by any other person or entity, other than an assignee of a Selling Stockholder's entire, right and interest in the Purchase and Sale Agreement, in any manner or for any purpose whatsoever, or used or referred to by any other person, without our prior written consent.

Very truly yours,